

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



07047020

February 26, 2007

Amy C. Seidel
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/26/2007

Re: Bemis Company, Inc.
Incoming letter dated December 28, 2006

Dear Ms. Seidel:

This is in response to your letter dated December 28, 2006 concerning the shareholder proposal submitted to Bemis by the International Brotherhood of Dupont Workers. We also have received a letter on the proponent's behalf dated January 11, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

MAR 0 5 2007

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

Enclosures

cc: James D. Flickinger
President
International Brotherhood of Dupont Workers
P.O. Box 10
Waynesboro, VA 22980

111199



UNITED STATES | ENGLAND | GERMANY | CHINA

December 28, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-7010

Re: Bemis Company, Inc: 2007 Annual Meeting, Stockholder Proposal Submitted by the International Brotherhood of Dupont Workers

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am submitting this letter on behalf of Bemis Company, Inc., a Missouri corporation ("Bemis"), to respectfully request that the Staff of the Division of Corporate Finance concur with Bemis' view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by a stockholder, the International Brotherhood of Dupont Workers ("Dupont Workers") may properly be omitted from Bemis' proxy statement and form of proxy (together, the "proxy materials") for its 2007 Annual Meeting of Stockholders.

In accordance with Rule 14a-8(j), enclosed are five additional copies of this letter, which include the following:

- a copy of the letter dated November 4, 2006 received by Bemis on November 20, 2006 from the Dupont Workers, which includes the Proposal;
- this statement of Bemis, which sets forth Bemis' reasons why the Proposal may be omitted from Bemis' proxy materials.

Bemis plans to file its definitive proxy materials with the SEC on or about March 20, 2007.

I. The Proposal

The Dupont Workers set forth the Proposal as follows:

"Resolved: That the stockholders of Bemis, Inc, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors give consideration to preparing a report, to be made available to shareholders four months after the 2007 Annual meeting,

2200 WELLS FARGO CENTER | 90 SOUTH SEVENTH STREET | MINNEAPOLIS MINNESOTA 55402-3901
TELEPHONE 612-766-7000 | FACSIMILE 612-766-1600 | WWW.FAEGRE.COM

that shall review the compensation packages provided to senior executives of the Company and address the following.

1. Comparison of compensation packages for senior executives with that provided to the lowest paid Company employees.

2. Whether there should be a ceiling on compensation provided to senior executives so as to prevent the possibility of excessive compensation.

3. Whether compensation of senior executives should be adjusted in the event of the layoff of a substantial number of employees."

II. Bemis' Bases for Exclusion of the Proposal Under Rule 14a-8(i)(7)

A. The Proposal Deals With Matters Relating to the Company's Ordinary Business Operations and Is Therefore Properly Excludable under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits an issuer to omit a stockholder proposal if the proposal deals with matters relating to a company's ordinary business operations. The Staff has stated that a proposal requesting a report, such as the Dupont Workers proposal, may be excludable under Rule 14(a)-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See Release No. 34-20091 (Aug. 16, 1983).* The proposal, which requires that the Board give consideration to preparing a report, will be excludable if the subject matter sought in the proposal involves a matter of ordinary business operations. *See Johnson Controls, Inc. (October 26, 1999).*

In applying Rule 14a-8(i)(7), the Staff has consistently taken the position that stockholder proposals dealing with management of the workforce and general compensation matters may be omitted as relating to ordinary business operations. In a series of recent no-action letters, the Staff concurred in the exclusion of proposals that sought to require companies to prepare reports on the effect of job elimination and job relocation decisions on senior executive compensation. *See, e.g., Bank of America Corp. (February 4, 2005); The Black & Decker Corp. (February 3, 2005); Citigroup Inc. (February 4, 2005); JP Morgan Chase & Co. (February 4, 2005); and The Boeing Company (February 25, 2005).*

B. Adjustment of Compensation in the Event of the Layoff of a Substantial Number of Employees Deals with Ordinary Business Matters

The proposal from the Dupont Workers, which requests that a report address whether compensation of senior executives should be adjusted in the event of the layoff of a substantial number of employees, similarly would require Bemis to report on an issue related to the management of its workforce. As stated by the Staff in the no-action letters above, proposals such as this that deal with the management of a company's workforce can be excluded under Rule 14a-8(i)(7).

By suggesting that compensation of senior executives should be adjusted in the event of a layoff of a substantial number of employees, the Proposal seeks to address Bemis' workforce policies, which is part of Bemis' ordinary business operations. Management is in the best position to determine whether compensation should be adjusted in the event of a layoff of employees, which can happen for a variety of reasons.

C. Regardless of Whether the Proposal Touches upon Significant Policy Issues, the Entire Proposal is Excludable Due to the Fact That It Addresses Ordinary Business Matters.

While Bemis recognizes that the Staff has concluded that certain employment-related proposals may sufficiently focus on significant policy issues so as to preclude exclusion in certain circumstances, it believes that this Proposal, which addresses both ordinary and non-ordinary business matters, should be excluded in its entirety. The Staff has agreed that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. In *General Electric Co. (February 10, 2000),* the Staff allowed the company to exclude a proposal that mentioned executive compensation under the premise that a portion of the proposal related to ordinary business matters. Other no-action letters also support the premise that an entire proposal can be omitted if a portion of the proposal is found to relate to ordinary business matters. *See also Medallion Financial Corp. (May 11, 2004), Wal-Mart Stores, Inc. (March 15, 1999).*

Although the proposal presented by the Dupont Workers refers to whether executive compensation should be adjusted in the event of a layoff of employees, this section of the Proposal clearly deals with workforce management and general compensation matters. This aspect of the Proposal seeks to micro-manage Bemis, not raise issues of significant policy, and the entire Proposal should be excluded on these grounds.

III. Conclusion

In view of the foregoing, we believe that Bemis may rely on Rule 14a-8(i)(7) to omit the Proposal from its proxy materials. On behalf of Bemis, we respectfully request that the Staff confirm that it will not recommend enforcement action to the SEC if Bemis omits the Dupont Proposal from its proxy materials.

As is required by Rule 14a-8(j)(1), a copy of this letter is simultaneously being sent to the Dupont Workers to notify them of Bemis' intention to omit the Proposal from Bemis' proxy materials.

Please stamp the enclosed extra copy of this letter, acknowledging receipt, and return it in the enclosed postage prepaid, self-addressed envelope.

If you have any questions regarding the foregoing, please call the undersigned at 612-766-7769.

Very truly yours,



Amy C. Seidel

Enclosures

cc: Jim Flickinger, President of Dupont Works (certified mail)
James J. Seifert, General Counsel of Bemis

fb.us.1723977.02

KENNETH HENLEY

ATTORNEY AT LAW

ONE BALA AVENUE
SUITE 500
BALA CYNWYD, PENNSYLVANIA 19004

FAX
(610) 664-3103

E-MAIL
khenleyesq@aol.com

TELEPHONE
(610) 664-6130

CELL
(610) 662-9177



January 11, 2007

SENT BY OVERNIGHT MAIL WITH ATTACHMENTS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Bemis Company, Inc.
2007 Annual Stockholder Meeting
Proposal Submitted by International Brotherhood of Dupont Workers

Dear Sir or Madam:

I serve as counsel to The International Brotherhood of Dupont Workers ("IBDW") and am writing to you in response to the request submitted by Bemis Company, Inc., as attached, that the Securities and Exchange Commission ("Commission") not recommend any enforcement action if the proposal submitted on behalf of the IBDW is omitted from Bemis's proxy statement for the 2007 Annual Stockholders Meeting.

The IBDW requested that the following proposal be submitted to shareholders:

"Resolved: That the stockholders of Bemis, Inc., assembled in annual meeting in person and by proxy, hereby request that the Board of Directors give consideration to preparing a report, to be made available to shareholders four months after the 2007 Annual Meeting, that shall review the compensation packages provided to senior executives of the Company and address the following:

1. Comparison of compensation packages for senior executives with that provided to the lowest paid Company employees.
2. Whether there should be a ceiling on compensation provided to senior executives so as to prevent the possibility of excessive compensation.
3. Whether compensation of senior executives should be adjusted in the event of the layoff of a substantial number of employees."

Bemis erroneously contends that the instant proposal may be rejected consistent with Rule 14a-8(i)(7). That Rule permits the exclusion of a proposal that "deals with a matter relating to the conduct of the ordinary business operations of the issuer." The SEC reasons that matters affecting the ordinary course of business are "beyond the competence and directions of shareholders". Commission Release No. 34-19135, n. 47 (October 14, 1982).

However, the Commission has long acknowledged that executive compensation is not beyond the competence and directions of shareholders and, accordingly, has required the inclusion of shareholder proposals concerning executive compensation. In this regard, the Commission has acknowledged the right of shareholders to have placed on the proxy proposals that recommend specific merits of executive compensation systems, including those that address the relationship between executive compensation and the wages and benefits paid to that company's rank-and-file employees.

In Westinghouse Electric Corporation (January 27, 1995), a copy of which is attached and marked as #1, the Commission required the inclusion of a proposal to limit the bonuses paid to professional employees, to limit an executive's total compensation to $1,500,000, and to link executive pay to stock dividends.

In USEC Inc. (January 12, 2004), a copy of which is attached and marked as #2, the Commission rejected the corporation's efforts to exclude from its proxy a shareholder proposal that recommended to the board of directors that the total compensation package of top executives be limited to twenty times the average pay of USEC non-exempted employees or ten times the average pay of USEC exempted employees.

In Wal-Mart Stores, Inc. (March 1, 2006), a copy of which is attached and marked as #3, the Commission rejected Wal-Mart's efforts to exclude from its proxy a shareholder proposal requesting that the compensation committee of the board of directors prepare a report comparing the total compensation of Wal-Mart's top executives and Wal-Mart's lowest paid workers in the United States in July 1995 and July 2005.

The Commission must consider Bemis' objections within the context of the shareholder's rights to set or recommend executive compensation.

Indeed, unlike the above proposals in Westinghouse Electric Corporation and USEC Inc., which established actual compensation limits for senior executives, the instant proposal would merely require the Directors to "give consideration to" preparing and disseminating a study of the pay of senior executives, with particular attention to three factors: their pay relative to the pay of the lowest Company employees, their pay relative to the concept of "excessive compensation", and their pay relative to the number of Company employees laid off.

The Commission has, in fact, required the inclusion of proposals requiring such studies.

In E.I. DuPont de Nemours and Co. (February 10, 2004), a copy of which is attached and marked as #4, this same proponent, the IBDW, successfully sought a shareholder vote directing the board of directors to prepare a report addressing the following matters: linking compensation to the company's financial and social performance; comparing the compensation of senior executives with that of the lowest paid company employees; considering whether there should be a ceiling on compensation to senior executives to prevent excessive compensation; and considering whether compensation of senior executives should be adjusted in the event of the layoff of a substantial number of its employees.

Precisely because they can pre-empt shareholder power by refusing to prohibit excessive compensation, the Bemis Board of Directors is free to ignore the disparity between the earnings of corporate executives and their rank-and-file employees; this proposal merely requests a shareholder vote on whether such a report should be prepared. Without a test of the degree of shareholder concern, Directors are free to assume that there is no shareholder concern.

Finally, the cases relied upon by Bemis do not support the exclusion of the instant proposal.

In Johnson Controls (October 26, 1999), a copy of which is attached and marked as #5, the Commission permitted the exclusion of a proposal requesting changes in the corporation's financial statements to reflect an accurate valuation of "goodwill-net". The Commission explained that the preparation of financial statements was part of the corporation's ordinary business and thus beyond shareholder control. But the Commission as never ruled that executive compensation is beyond shareholder control.

In Bank of America (February 4, 2005), a copy of which is attached and marked as #6, the Commission allowed the exclusion of a proposal to require a study of job losses but, unlike the instant proposal, that proposal was simply about job losses; the instant proposal is about executive compensation.

In Wal-Mart Stores, Inc. (March 15, 1999), a copy of which is attached and marked as #7, the Commission approved the exclusion of a proposal limiting the corporation's choice of suppliers based on the supplier's labor relations policies. Just as was the situation in the Bank of America case, this case as well deals exclusively with ordinary business matters. The instant case deals with executive compensation.

In General Electric Co. (February 10, 2000), a copy of which is attached and marked as #8, the Commission allowed the exclusion of a proposal which sought to control the source of funds for executive compensation (i.e., to prevent withdrawing assets from a pension fund to pay executives). The instant proposal in no way calls for any such restriction on funding for executive compensation.

In sum, the "ordinary business" exception in Rule 14a-8(i)(7) does not apply to a request for a study of executive compensation even when the requested report would consider such criteria as the pay and benefits provided to that company's own employees as well as the size of that company's workforce.

For all of the above reasons, it is respectfully requested that Bemis be required to include the proposal of the IBDW.

Please note that I have included six copies of this letter and the attachments. Also, I have forwarded a copy of this letter and the attachments to counsel for Bemis.

Also, I would appreciate it if you would stamp the enclosed extra copy of this letter, acknowledging receipt, and return it in the enclosed postage prepaid, self-addressed stamped envelope. This way I will know that this letter has been received. Thanks in advance for doing that.

Very truly yours,



Kenneth Henley
General Counsel, IBDW

Cc: Amy Seidel, Esq. (Faegre & Benson, Counsel for Bemis)
Jim Flickinger, President, IBDW



COPY

UNITED STATES | ENGLAND | GERMANY | CHINA

December 28, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-7010

Re: Bemis Company, Inc: 2007 Annual Meeting, Stockholder
Proposal Submitted by the International Brotherhood of Dupont Workers

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am submitting this letter on behalf of Bemis Company, Inc., a Missouri corporation ("Bemis"), to respectfully request that the Staff of the Division of Corporate Finance concur with Bemis' view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by a stockholder, the International Brotherhood of Dupont Workers ("Dupont Workers") may properly be omitted from Bemis' proxy statement and form of proxy (together, the "proxy materials") for its 2007 Annual Meeting of Stockholders.

In accordance with Rule 14a-8(j), enclosed are five additional copies of this letter, which include the following:

- a copy of the letter dated November 4, 2006 received by Bemis on November 20, 2006 from the Dupont Workers, which includes the Proposal;
- this statement of Bemis, which sets forth Bemis' reasons why the Proposal may be omitted from Bemis' proxy materials.

Bemis plans to file its definitive proxy materials with the SEC on or about March 20, 2007.

I. The Proposal

The Dupont Workers set forth the Proposal as follows:

"Resolved: That the stockholders of Bemis, Inc, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors give consideration to preparing a report, to be made available to shareholders four months after the 2007 Annual meeting, that shall review the compensation packages provided to senior executives of the Company and address the following.

1. Comparison of compensation packages for senior executives with that provided to the lowest paid Company employees.

2. Whether there should be a ceiling on compensation provided to senior executives so as to prevent the possibility of excessive compensation.

3. Whether compensation of senior executives should be adjusted in the event of the layoff of a substantial number of employees."

II. Bemis' Bases for Exclusion of the Proposal Under Rule 14a-8(i)(7)

A. The Proposal Deals With Matters Relating to the Company's Ordinary Business Operations and Is Therefore Properly Excludable under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits an issuer to omit a stockholder proposal if the proposal deals with matters relating to a company's ordinary business operations. The Staff has stated that a proposal requesting a report, such as the Dupont Workers proposal, may be excludable under Rule 14(a)-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See Release No. 34-20091 (Aug. 16, 1983).* The proposal, which requires that the Board give consideration to preparing a report, will be excludable if the subject matter sought in the proposal involves a matter of ordinary business operations. *See Johnson Controls, Inc. (October 26, 1999).*

In applying Rule 14a-8(i)(7), the Staff has consistently taken the position that stockholder proposals dealing with management of the workforce and general compensation matters may be omitted as relating to ordinary business operations. In a series of recent no-action letters, the Staff concurred in the exclusion of proposals that sought to require companies to prepare reports on the effect of job elimination and job relocation decisions on senior executive compensation. *See, e.g., Bank of America Corp. (February 4, 2005); The Black & Decker Corp. (February 3, 2005); Citigroup Inc. (February 4, 2005); JP Morgan Chase & Co. (February 4, 2005); and The Boeing Company (February 25, 2005).*

B. Adjustment of Compensation in the Event of the Layoff of a Substantial Number of Employees Deals with Ordinary Business Matters

The proposal from the Dupont Workers, which requests that a report address whether compensation of senior executives should be adjusted in the event of the layoff of a substantial number of employees, similarly would require Bemis to report on an issue related to the management of its workforce. As stated by the Staff in the no-action letters above, proposals such as this that deal with the management of a company's workforce can be excluded under Rule 14a-8(i)(7).

By suggesting that compensation of senior executives should be adjusted in the event of a layoff of a substantial number of employees, the Proposal seeks to address Bemis' workforce policies, which is part of Bemis' ordinary business operations. Management is in the best position to determine whether compensation should be adjusted in the event of a layoff of employees, which can happen for a variety of reasons.

C. Regardless of Whether the Proposal Touches upon Significant Policy Issues, the Entire Proposal is Excludable Due to the Fact That It Addresses Ordinary Business Matters.

While Bemis recognizes that the Staff has concluded that certain employment-related proposals may sufficiently focus on significant policy issues so as to preclude exclusion in certain circumstances, it believes that this Proposal, which addresses both ordinary and non-ordinary business matters, should be excluded in its entirety. The Staff has agreed that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. In *General Electric Co. (February 10, 2000),* the Staff allowed the company to exclude a proposal that mentioned executive compensation under the premise that a portion of the proposal related to ordinary business matters. Other no-action letters also support the premise that an entire proposal can be omitted if a portion of the proposal is found to relate to ordinary business matters. *See also Medallion Financial Corp. (May 11, 2004), Wal-Mart Stores, Inc. (March 15, 1999).*

Although the proposal presented by the Dupont Workers refers to whether executive compensation should be adjusted in the event of a layoff of employees, this section of the Proposal clearly deals with workforce management and general compensation matters. This aspect of the Proposal seeks to micro-manage Bemis, not raise issues of significant policy, and the entire Proposal should be excluded on these grounds.

III. Conclusion

In view of the foregoing, we believe that Bemis may rely on Rule 14a-8(i)(7) to omit the Proposal from its proxy materials. On behalf of Bemis, we respectfully request that the Staff confirm that it will not recommend enforcement action to the SEC if Bemis omits the Dupont Proposal from its proxy materials.

As is required by Rule 14a-8(j)(1), a copy of this letter is simultaneously being sent to the Dupont Workers to notify them of Bemis' intention to omit the Proposal from Bemis' proxy materials.

Please stamp the enclosed extra copy of this letter, acknowledging receipt, and return it in the enclosed postage prepaid, self-addressed envelope.

If you have any questions regarding the foregoing, please call the undersigned at 612-766-7769.

Very truly yours,



Amy C. Seidel

Enclosures

cc: Jim Flickinger, President of Dupont Works (certified mail)
James J. Seifert, General Counsel of Bemis

fb.us.1723977.02

The International Brotherhood of Dupont Workers, P.O. Box 10, Waynesboro, VA 22980, and its member local, the Transparent Film Workers, Inc., representing the workers at the Clinton, Iowa Bemis factory, owner of 130 shares of Bemis Common Stock, has given notice that it will introduce the following resolution and statement in support thereof:

Resolved: That the stockholders of Bemis, Inc., assembled in annual meeting in person and by proxy, hereby request that the Board of Directors give consideration to preparing a report, to be made available to shareholders four months after the 2007 Annual meeting, that shall review the compensation packages provided to senior executives of the Company and address the following.

1. Comparison of compensation packages for senior executives with that provided to the lowest paid Company employees.
2. Whether there should be a ceiling on compensation provided to senior executives so as to prevent the possibility of excessive compensation.
3. Whether compensation of senior executives should be adjusted in the event of the layoff of a substantial number of employees.

Stockholders' Statement

A review of Bemis' 2006 proxy statement reveals that CEO Curler received total compensation in 2005, including wages and stock, of $7.43 million. This represented a 44% increase over his 2004 total compensation of $5.15 million. He also has stock options, presently unexercised, worth over $7 million and an estimated yearly pension of almost $600,000.

Contrast Mr. Curler's situation with that of the Bemis employees in the U.S. who actually produce the products that have made this Company so successful. Their yearly wage increase over the past two years has averaged about 3%. During this same time period, these employees have seen their health care costs skyrocket, eating up virtually all of their wage increase. The situation is even worse once they retire; Bemis provides no help of any kind with retiree health care costs. As for pensions, employees are no longer offered a pension – in place of a pension, employees are only provided with a token amount in their 401K.

If it is appropriate to provide such generous compensation to Mr. Curler, wouldn't it be appropriate to rethink the compensation provided to the employees who work in the Company's very own factories.

It is time to reevaluate the criteria used for compensating those who work for Bemis. This proposal will do just that, and would be applauded by the employees of Bemis as well as the general public. This would serve Bemis well, given its global stature and its increasing prominence in the market place.

If you AGREE, please mark your proxy FOR this resolution.

INTERNATIONAL BROTHEROOD OF DUPONT WORKERS

"Workers Representing DuPont, DuPont Performance Elastomers, Bemis And INVISTA Workers"

James D. Flickinger
International President
(Waynesboro, VA)
(540) 487-7000
Fax: (540) 337-5442
E-mail: ibdw.jim@adelphia.net

Tony Davis
International Vice-President -
Director of Organizing
(Clinton, IA)
(563) 508-9515
E-mail: tonydheather@mchsi.com

Kenneth Henley
General Counsel
(610) 664-6130
E-mail: khenleyesq@aol.com

www.dupontworkers.com


INTERNATIONAL BROTHERHOOD
I.B.D.W.
OF DUPONT WORKERS

P.O. Box 10
Waynesboro, VA 22980

Donny Irvin
International Vice-President -
Director of Communications
(Richmond, VA)
(804) 216-8976
E-mail: donnyirvin@aol.com

Dave Gibson
Secretary-Treasurer
(215) 539-6261
(Philadelphia, PA)
E-mail: dj.gibson@verizon.net

November 4, 2006

Bemis Company, Inc.
Attn: Corporate Secretary
One Neenah Center, 4th Floor
P.O. Box 669
Neenah, WI 54957-0669

Re: Proxy Proposal

Dear Corporate Secretary:

The International Brotherhood of Dupont Workers (IBDW) is the owner of one hundred and thirty (130) shares of Bemis Common Stock that it has owned for more than one year. Evidence of such ownership is attached. The IBDW intends to continue ownership of these shares through the date of the upcoming stockholders' meeting in 2007.

I serve as the president of the IBDW.

Pursuant to 17 CFR Section 240.14a-8, I hereby request that the enclosed stockholder proposal of the IBDW, including the resolution and statement in support thereof, be included in the upcoming Bemis proxy statement.

I also request that if there are any legal or technical problems with this letter or the proposal, I be contacted in a timely manner so I will be able to make any necessary changes.

Most respectfully,



Jim Flickinger, President

cc: Kenneth Henley, IBDW General Counsel

 HILLIARD LYONS

10350 Ormsby Park Place | Suite 501 | Louisville, KY 40223
(502) 426-0790 | (800) 230-0790 | fax (502) 426-0865

November 3, 2006

Mr. Dave Gibson
International Brotherhood of Dupont Workers
6635 Montague Street
Philadelphia, PA 19135-2608

Dear Mr. Gibson,

RE: **Hilliard Lyons Account 4500-2184**

Use this letter to verify security positions in the above named account as follows:

- 130 shares Bemis Company Inc. purchased 11/2/05. 11/2/06 value $4,348.50

Please call us at 800-230-0790 should you need further validation or clarification for this account.

Sincerely,

Sarah Laswell
Registered Assistant to
George Graham and
Kelli Price

 #1

Securities Exchange Act of 1934 -- Rule 14a-8(a)(4) -- Rule 14a-8(c)(1) -- Rule 14a-8(c)(7)

January 27, 1995

[*1] Westinghouse Electric Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION

January 27, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Westinghouse Electric Corporation (the "Company")
Incoming letters dated December 20, 1994 and December 27, 1994

The proposal requests that compensation to professionals be tied to the stock dividend rates, that bonuses be terminated, that executive's total compensation and incentives not exceed one million, five hundred thousand dollars ($ 1,500,000) and that all executive's pay be proportional to the stock dividend paid to stockholders up to the maximum of $ 1,500,000.

The Division is unable to concur in your position that the proposal may be excluded pursuant to rule 14a-8(a)(4). Rule 14a-8(a)(4) limits a proponent to a single proposal. The staff notes that while multiple proposals were originally set forth by letter dated November 1, 1994, the proponent reduced the number of proposals to one by letter dated December 7, 1994. The staff views the remaining proposal as a single proposal under rule 14a-8(a) (4) as it relates to specific limitations on executive compensation.

There appears to be some basis for [*2] your view that the proposal is not a proper subject for action by security holders under state law. It appears, however, that this defect may be cured if the proposal is revised in the form of a request or recommendation that the board of directors take the proposed action. Assuming the Proposal is revised in the manner indicated within seven calendar days from receipt of this letter, the Division would be unable to concur in your view that the proposal may be omitted from the Company's proxy materials under rule 14a-8(c)(1).

Assuming the proposal is revised in the manner indicated in the preceding paragraph, the staff does not believe that Rule 14a-8(c)(2) can be relied upon as a basis to omit the proposal from the Company's proxy materials.

In view of the pending litigation and court order in New York City Employees' Retirement System v. Securities and Exchange Commission, 93 Civ. 1233 (Oct. 15, 1993), the Division has determined not to express any view with respect to the application of rule 14a-8(c)(7) to any shareholder proposal pending resolution of this matter on appeal.

Sincerely

Vincent W. Mathis
Attorney Advisor

INQUIRY-1: Westinghouse Electric Corporation

Law and Environmental
[*3] Affairs Department

11 Stanwix Street
Pittsburgh, Pennsylvania 15222-1384
(412) 642 3343
Fax (412) 642 4905

December 27, 1994

Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attn: Office of the Chief Counsel
Division of Corporation Finance
Room 3026
Re: Request Pursuant to Rule 14a-8(d) to Omit Shareholder
Proposals from Proxy Statement

Dear Sir/Madam:

This letter supplements my letter of December 20, 1994, pursuant to which Westinghouse Electric Corporation ("Company") requested confirmation that the staff of the Division of Corporation Finance (the "Division" or the "Staff") would not recommend any enforcement action if the Company omits the Brandenburg's proposals and supporting statement from its Proxy Statement. As outlined in my December 20, 1994 letter, the shareholders, on November 11, 1994, submitted six proposals to the Company. On December 1, 1994, the Company sent a letter to the shareholders requesting the proponents to choose one proposal pursuant to Rule 14a-8(a)(4) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On December 14, 1994, the [*4] Company sent a follow-up letter. On the same day, the Company received a letter from the proponents which combined three of the previously submitted proposals. Unfortunately, due to the holidays and vacation schedules, the revised proposals did not reach my desk until after my December 20th letter was sent out. However, the Company believes that the resubmitted proposals may be omitted from its Proxy Statement for the 1995 Annual Meeting of Shareholders for the reasons set forth below. To the extent relates to letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(d)(4).

1. The proposal submitted by the shareholders actually consists of several proposals, and thus may be omitted as violative of Rule 14a-8(a)(4).

On December 14, 1994, the Company received the shareholders' letter wherein they attempted to comply with the requirements of Rule 14a-8(a)(4) by resubmitting the following three proposals which were contained in their original letter of November 11, 1994:

Proposal 1 - All bonuses be stopped immediately.

Proposal 2 - All compensation to personnel above the professional level be tied to the [*5] stock dividend rates being paid to stockholders.

Proposal 3 - In no case will any executive's total compensation and incentives exceed One Million, Five Hundred Thousand Dollars ($ 1,500,000) and all executive pay be proportional to the stock dividend paid to stockholders up to the maximum of $ 1,500,000.

Rule 14a-8(a)(4) provides that a proponent may submit only one proposal and supporting statement for inclusion in a registrant's proxy statement. In evaluating submissions containing multiple proposals, the Staff has consistently stated that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(a)(4). Multiple proposals are deemed to constitute a single proposal only when such proposals relate to one specific concept. *Computer Horizons* (April 1, 1993)(submission held to constitute one proposal because the requested actions all related to anti-takeover provisions).

In the instant case, the proposals do not relate to one concept. The proposals, while dealing with compensation in general, relate to different types of compensation and compensation paid to different classifications of employees. The proposals deal with bonuses [*6] paid to all employees, compensation to employees above the professional level and executive compensation. The proponents have never stated that the proposals constitute one proposal, and have never provided any rationale explaining how the proposals are connected. Since the proposal is in fact a collection of proposals, it may be omitted pursuant to Rule 14a-8(a)(4). *Doskocil Companies Incorporated* (May 4, 1994) (enforcement action would not be recommended where proponent submitted multiple proposals which did not relate to one concept). *Delta Air Lines, Inc. (July 9, 1993)*(enforcement action would not be recommended where proponent submitted four proposals concerning resignation of the chief executive officer from certain positions, the creation of four seats on the board to be filled by employees, the commission of an independent study of the effect on the company of the acquisition of PanAm, and the adoption of a policy concerning limits on executive compensation); *Minnesota Power & Light Company* (February 25, 1993) (shareholder submission concerning disclosure of perquisites, shareholder recognition, loan status, voting, notice of meetings, distribution of company [*7] assets and the formation of a shareholder committee held to constitute multiple proposals); *USLIFE Corporation* (January 28, 1993)(shareholder submission concerning limits on chief executive officer's salary, executive compensation and board nomination procedures held to constitute multiple proposals).

The proponents have clearly submitted more than one proposal and the proposals do not relate to one specific concept. Thus, the proponents have failed to satisfy the requirements of Rule 14a-8(a)(4) and their proposals may be properly omitted.

2. The proposals, if implemented, would require the Company to violate state and Federal law. and therefore may be omitted pursuant to Rule 14a-8(c)(2).

The proposals would require the Company to tie compensation to the dividend rate. Compensation at Westinghouse, in addition to salary and bonuses, includes a package of benefits. The benefit package includes health benefits, disability benefits, pension benefits and a saving program benefit. The Company currently sponsors a major pension plan and a major savings program. Westinghouse's benefit programs are heavily regulated under a variety of federal laws, including the Employee [*8] Retirement Income Security Act of 1974 ("ERISA"). See, *29 U.S.C. § 1001* et seq. ERISA explicitly provides that accrued benefits cannot be reduced, see *29 U.S.C. § 1054*(g)(1944 Supp.); that notice must be given of an intent to reduce or eliminate further benefit accruals, see *29 U S.C. § 1054*(h) (1994 Supp.); and that violations of its rules are punishable by both civil and criminal penalties, see, *29 U.S.C. § § 1131* and 1132 (1994 Supp.). Additionally, ERISA requires that benefits, such as those accrued under pension plans and savings programs of the type maintained by Westinghouse, must be definitely determinable and not subject to employer discretion. See, 26 C.F.R. § 1.401-1(1976); 26 C.F.R. § 1.411(d)A, QA(1993).

Due to these requirements, ERISA does not permit retirement benefits to be linked in any way to the amount of dividends paid. Since the determination of dividends is at the discretion of the employer, such linkage would be deemed to involve prohibited employer control over the amount of benefits provided. Further, since the determination of dividends would be made after plan benefits have already accrued, a subsequent reduction of such benefits [*9] would constitute an impermissible cutback in benefits. Consequently, because implementation of the proposals would require the Company to violate ERISA, the proposals may be excluded on the grounds that they would entail a violation of Federal law.

3. The proposals are vague, indefinite and potentially misleading under Rule 14a-9, and therefore may be omitted pursuant to Rule 14a-8(c)(3).

Beyond the vague statements that employee compensation above the professional level should be tied to the dividend rate and that executive pay be proportional to the stock dividend, the proponents have not specified how they desire compensation to be set. The proponents have not explained how the linkage between compensation and the dividend should be implemented. What is meant by all compensation? Does this include benefits as well as salary and bonuses? How is the initial compensation of employees above the professional level set? What is meant by executive total compensation? Does it include benefits and stock options as well as salary and bonuses? What is meant by proportional? If the dividend rate increases or decreases, how are compensation decisions made? How long would the [*10] Company be precluded from paying bonuses? The proposal is so vague that the Company would not know what to do if the proposals were implemented. Without a more definitive statement, our shareholders could be misled about the effect of the proposals, if adopted, and the Company would be unable to confirm compliance. The Commission has permitted shareholder proposals to be omitted where the ambiguity of the proposals made it unclear how solicited shareholders would interpret them, or how the Company could implement them if approved. *Duquesne Light Company* (January 6, 1981). Since the proposal at issue is vague, indefinite and potentially misleading, it may be omitted pursuant to Rule 14a-8(c)(3).

As a practical matter, it seems unrealistic for a Company to operate a compensation program based on the dividend rate. Most companies do not regularly increase their dividend. If this proposal were implemented, Westinghouse would not be able to increase compensation to a large group of employees in any year in which the dividend did not increase, even if the Company's financial performance justified compensation increases. This would severely hamper Westinghouse's ability to hire and [*11] retain qualified personnel.

4. The proposals do not pertain to proper subjects for action by security holders under the laws of the Company's domicile. and therefore may be omitted pursuant to Rule 14a-8(c)(1).

Westinghouse Electric Corporation is incorporated in the Commonwealth of Pennsylvania. Decisions regarding bonuses, employee compensation, and executive compensation fall within the general corporate powers to be exercised by the board of directors pursuant to Sections 1502 and 1721 of the Pennsylvania Business Corporation Act See *Kmart Corporation (March 11, 1994)*; *Eastman Kodak Company* (February 3, 1993). The proposals at issue here would mandate that compensation for employees above the professional level and executive compensation be tied to the dividend. It would also mandate that the Company cease paying bonuses. Since this proposal would interfere with the board's discretion to set the compensation and benefits of Company personnel, the proposal may be omitted pursuant to Rule 14a-8(c)(1).

5. The proposals deal with matters relating to the conduct of the ordinary business operations of the Company, and therefore may be omitted pursuant to [*12] Rule 14a8(c)(7).

While the Company is mindful of the pending litigation in *New York City Employees' Retirement System v. Securities and Exchange Commission, 93 CIV. 1233* (Oct. 15, 1993), we respectfully request your acknowledgment that the Staff will not recommend any enforcement action to the Commission if the proposal is excluded in reliance upon Rule 14a-8(c)(7).

Westinghouse believes that the proposal may be excluded from its proxy statement for its 1995 Annual Meeting pursuant to the provisions of Rule 14a-8(c)(7) because it deals with matters relating to the conduct of the ordinary business operations of Westinghouse. The Commission has stated that a proposal is excludable under Rule 14a-8(c)(7) if the proposal involves business matters that are mundane in nature and does not implicate any substantial policy or other considerations. See, Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999, [1976-77 Transfer Binder] *Fed. Sec. L. Rep. P80,812, at 87,123, 87,131* (Nov. 22, 1976). In addition, in hearings before the Subcommittee of the Senate Committee on Banking & Currency, the Commission stated that the policy underlying [*13] the ordinary business exclusion is "to confine the solutions of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." See Hearings on SEC Enforcement Committee Problems Before the Subcommittee of the Senate Committee on Banking & Currency, 85th Congress, 1st Session, part 1, at 119 (1957), quoted in Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 19135, [1982 Transfer Binder] *Fed. Sec. L. Rep. P83,262, at 85,339, 85,354* (Oct. 14, 1982).

This proposal deals with compensation of all employees above the professional level. Establishing compensation levels for employees constitutes one of the more routine internal activities of the Company. The Staff has consistently held that proposals relating to general compensation policy (as distinguished from senior executive compensation) may be properly omitted under paragraph (c) (7) as dealing with ordinary business [*14] operations. See *Cracker Barrel Old Country Store Inc.* (October 13, 1992); *Grumman Corporation* (February 13, 1992); *Battle Mountain Gold Company* (February 13, 1991). By requesting that compensation of personnel above the professional level-- not just senior executives-- be tied to the stock dividend, this proposal directly pertains to a basic, day-to-day function of the Company. This proposal may therefore be omitted pursuant to Rule 14a-8(c)(7) on the grounds that the proposal relates to the conduct of the ordinary business operations of the Company.

A copy of this letter is being mailed to Rollin R. and Elaine M. Brandenburg to notify them that the Company intends to omit their proposal from the Proxy Statement and Form of Proxy for the 1995 Annual Meeting, and to provide them with a statement of the reasons why management deems such omission to be proper. In accordance with Rule 14a-8(d), I am enclosing six copies of this letter along with the proponents' revised shareholder proposal. I am also enclosing one additional copy to be date-stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,

Michael T. Sweeney

Assistant General Counsel
[*15]
Attachment

Westinghouse Electric Corporation
Westinghouse Building
11 Stanwix Street
Pittsburgh, Pennsylvania 15222

December 7, 1994

Rollin R. Brandenburg &
Elaine M. Brandenburg
2715 Russell Road
Winthrop Harbor, Illinois 60096-1103

Account Number: 14144
Shares: 3687

Over a period of years each time the Westinghouse Electric Company does well (the stock advanced), the Chief Executive Officer, other board members and high level managers pat themselves on the back and reward themselves with lavish bonuses and long term incentives. Now, because of poor management practices over a number of years, we believe that when the Company does poorly these same high level personnel should take a severe cutback as do the stockholders and unnecessary expenditures be stopped.

We propose that:

> All compensation to personnel above the Professional level be tied to the stock dividend rates being paid to stockholders, all bonuses be stopped immediately, in no case will any Executives total compensation and incentives exceed One Million, Five Hundred Thousand Dollars ($ 1,500,000) and all Executive pay be proportional to the Stock Dividend paid to Stockholders up to the Maximum of $ [*16] 1,500,000.
>
> Rollin R. Brandenburg Elaine M. Brandenburg

INQUIRY-2: Westinghouse Electric Corporation

Law and Environmental
Affairs Department

11 Stanwix Street
Pittsburgh Pennsylvania 15222-1384
(412)642 3343
Fax (412)642 4905

December 20, 1994

Securities and Exchange Commission

450 5th Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attn: Office of the Chief Counsel
Division of Corporation Finance
Room 3026

Re: Request Pursuant to Rule 14a-8(d) to Omit Shareholder
Proposals from Proxy Statement

Dear Sir/Madam:

The management of Westinghouse Electric Corporation ("Company") intends to omit from its Proxy Statement for its 1995 Annual Meeting of shareholders the proposals submitted by Rollin R. Brandenburg and Elaine M. Brandenburg, 2715 Russell Road, Winthrop Harbor, IL 60096-1103. A copy of the proponents' proposals and supporting statement is attached hereto as Exhibit 1.

The Company believes that the proposals may be omitted from its Proxy Statement for the 1995 Annual Meeting of Shareholders for the reasons set forth below. The Company requests the concurrence of the staff of the Division of Corporation Finance (the "Division" or the "Staff") that [*17] no enforcement action will be recommended if the Company omits the proposals from its Proxy Statement. To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(d)(4) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended (the 'Exchange Act").

1. The proposal submitted by the shareholders actually consists of several proposals, and thus may be omitted as violative of Rule 14a-8(a)(4).

On November 11, 1994, the Company received the shareholders' letter wherein they submitted the following six proposals:

Proposal 1 - All professional sports advertising and support stop immediately and forever. Professional sports must learn to become self-supporting.

Proposal 2 - All bonuses be stopped immediately as you all receive adequate salaries. Executive benefits should be no different than professional employees.

Proposal 3 - Going back to Mr. Danforth, all CEO retired compensation be reduced by one-half until the stock value returns to the forty dollar level. This is due to the poor long term leadership that these individuals were responsible for.
[*18]
Proposal 4 - All compensation to personnel above the professional level be tied to the stock dividend rates being paid to stockholders.

Proposal 5 - In no case will any executive's total compensation and incentives exceed One Million, Five Hundred Thousand Dollars ($ 1,500,000). All executive pay be proportional to the stock dividend paid to stockholders up to the maximum of $ 1,500,000.

Proposal 6 - Immediately obtain an accounting firm that will keep the stockholders aware of poor executive management of the company.

On December 1, 1994, the Company sent, via overnight mail, a letter to the shareholders requesting that the proponents choose one proposal pursuant to the provisions of Rule 14a-8(a)(4). See, Exhibit 2. On December 14, 1994, the Company sent, via overnight mail, a follow-up letter again requesting the proponents to choose one proposal. See Exhibit 3. The proponents never responded to either of the Company's letters.

Rule 14a-8(a)(4) provides that a proponent may submit only one proposal and supporting statement for inclusion in a registrant's proxy statement. In evaluating submissions containing multiple proposals, the Staff has consistently [*19] stated that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(a)(4). Multiple proposals are deemed to constitute a single proposal only when such proposals relate to one specific concept. *Computer Horizons* (April 1, 1993)(submission held to constitute one proposal because the requested actions all related to anti-takeover provisions).

In the instant case, the proposals do not relate to one concept. The concepts covered by the proposals pertain to such disparate subjects as advertising, employee compensation, retention of an accounting firm, executive compensation and retirement benefits for former Chief Executive Officers. It is difficult to imagine how these proposals relate to one concept. The proponents have never stated that the proposals constitute one proposal, and have never provided any rationale explaining how the proposals are connected. Since the proposal is in fact a collection of proposals, it may be omitted pursuant to Rule 14a-8(a)(4). *Doskocil Companies Incorporated* (May 4, 1994) (enforcement action would not be recommended where proponent submitted multiple proposals which did not relate to one concept). [*20] *Delta Air Lines, Inc.* (July 9, 1993)(enforcement action would not be recommended where proponent submitted four proposals concerning resignation of the chief executive officer from certain positions, the creation of four seats on the board to be filled by employees, the commission of an independent study of the effect on the company of the acquisition of PanAm, and the adoption of a policy concerning limits on executive compensation); *Minnesota Power & Light Company* (February 25, 1993) (shareholder submission concerning disclosure of perquisites, shareholder recognition, loan status, voting, notice of meetings, distribution of company assets and the formation of a shareholder committee held to constitute multiple proposals); *USLIFE Corporation* (January 28, 1993)(shareholder submission concerning limits on chief executive officer's salary, executive compensation and board nomination procedures held to constitute multiple proposals).

The proponents have clearly submitted more than one proposal and the proposals do not relate to one specific concept. Thus, the proponents have failed to satisfy the requirements of Rule 14a-8(a)(4) and their proposals may be properly omitted.

[*21]

2. The Company believes that Proposal No. 1 can be excluded for the following reason:

This proposal deals with matters relating to the conduct of the ordinary business operations of the Company, and therefore may be omitted pursuant to Rule 14a-8(c)(7).

One of the business units comprising the Company is the Westinghouse Broadcasting Company, Inc. ("Group W"), which has franchise leadership positions in television and radio, cable and syndicated programming, and advertising sales. Group W's basic operations include producing and distributing professional sports programming and selling advertising time to professional sports organizations. Determining the types of advertising and programming which the Company should pursue is clearly a matter relating to its ordinary business operations. Therefore, the proposed resolution directly relates to the ordinary business operations of the Company, and may be excluded from the Proxy Statement pursuant to Rule 14a-8(c)(7) See *General Miles, Inc.* (June 20, 1990); *Litton Industries Inc.* (September 9, 1980).

3. The Company believes that Proposal No. 2 can be excluded for the following reasons:

This proposal, [*22] if implemented, would require the Company to violate Federal law, and therefore may be omitted pursuant to Rule 14a-8(c)(2).

Benefits payable under the Westinghouse Pension Plan ("Plan") are related to participants' salary and years of active service. Salary and benefits paid to executives of the Company have typically exceeded salary and benefits paid to professionals. As a result, executives' retirement benefits under the Plan may be greater than benefits received by professionals. To the extent that the executives affected by these proposals are in pay status under the Plan, or have vested benefits under the Plan, the requested reductions in benefits would violate the federal Employee Retirement Income Security Act of 1974 ("ERISA"), which explicitly prohibits reductions in vested benefits. *See, 26 U.S.C. § 411*(d)(6)(Supp.1994); *29 U.S.C.§ 1054*(g)(Supp. 1994). It follows that the proposed resolution may be excluded from the Proxy Statement pursuant to Rule 14a-8(c)(2) on the grounds that if implemented, the proposal would violate Federal law.

<u>This proposal does not pertain to proper subjects for action by security holders under the laws of the Company's domicile and</u> [*23] <u>therefore may be omitted pursuant to Rule 14a-8(c)(1).</u>

Westinghouse Electric Corporation is incorporated in the Commonwealth of Pennsylvania. Decisions regarding employee bonuses and executive benefits fall within the general corporate powers to be exercised by the board of directors pursuant to Sections 1502 and 1721 of the Pennsylvania Business Corporation Act. <u>See</u>, *Kmart Corporation* (March 11, 1994)(proposal would not pertain to improper subject for shareholder action if revised as a request or recommendation, rather than a mandate, that the board restructure the executive bonus plan). Since this proposal would interfere with the board's discretion to set the compensation and benefits of Company personnel, the proposal may be omitted pursuant to Rule 14a-8(c)(1).

4. The Company believes that Proposal No. 3 can be excluded for the following reasons:

<u>This proposal, if implemented, would require the Company to violate Federal and/or state law, and therefore may be omitted pursuant to Rule 14a-8(c)(2).</u>

Douglas D. Danforth is a former Chief Executive Officer of the Company who retired on January 1, 1988. If the Company were to reduce Mr. Danforth's as well as [*24] other retired Chief Executive Officer's vested benefits as proposed, the Company would be in violation of Federal law. Mr. Danforth, as well as the other retired executives, are participants in the Westinghouse Pension Plan ("Plan"). Benefits payable under the Plan are related to participants' salary and years of active service. Since Mr. Danforth is in pay status under the Plan, the requested reductions in benefits would violate the federal Employee Retirement Income Security Act of 1974 ("ERISA"), which explicitly prohibits reductions in vested benefits. *See, 26 U.S.C. § 41* 1(d)(6)(Supp. 1994); *29 U.S.C.§ 1054*(g)(Supp. 1994). It follows that the proposal may be excluded from the Proxy Statement pursuant to Rule 14a-8(c)(2) on the grounds that if implemented, the proposal would violate Federal law.

The proposal seeks to reduce compensation payable to certain retired Chief Executive Officers of the Company. Any such compensation is payable under existing contractual arrangements with these individuals. To the extent this proposal would cancel or modify these arrangements, it may cause the Company to unilaterally breach its existing contracts and violate applicable Pennsylvania [*25] law. The Staff has consistently recognized that proposals that would cause such a breach of existing contracts may be omitted under Rule 14a-8 (c)(2). <u>See, e.g.</u> ,*International Business Machines Corporation* (January 4, 1993); *Brunswick Corp.* (January 31, 1983). In addition, it does not appear that this proposal can be modified to comply with paragraph (c)(2) as it relates exclusively to existing arrangements with individuals who have previously retired from the Company.

5. The Company believes that Proposal No. 4 can be excluded for the following reasons:

<u>The proposal, if implemented, would require the Company to violate state and Federal law, and therefore may be omitted pursuant to Rule 14a-8(c)(2).</u>

The proposal would require the Company to limit retirement benefit increases under its retirement plans to the dividend rate. Westinghouse's benefit programs are heavily regulated under a variety of federal laws, including the Employee Retirement Income Security Act of 1974 ("ERISA"). <u>See</u> *29 U.S.C. § 1001* et seq. ERISA explicitly provides that accrued benefits cannot be reduced, <u>see</u> *29 U.S.C. § 1054*(g)(1944 Supp.); and that notice must be given of an [*26] intent to reduce or eliminate further benefit accruals, <u>see</u>, *29 U.S.C. § 1054*(h) (1994 Supp.); and that violations of its rules are punishable by both civil and criminal penalties see *29 U.S.C. § § 1131* and 1132 (1994 Supp.). Additionally, ERISA requires that benefits, such as those accrued under pension plans and savings programs of the type maintained by Westinghouse, must be definitely determinable and not subject to employer discretion. See, 26 C.F.R. § 1.401-1(1976); 26 C.F.R. § 1.411(d)4, Q-4(1993).

Due to these requirements, ERISA does not permit retirement benefits to be linked in any way to the amount of dividends paid. Since the determination of dividends is at the discretion of the employer, such linkage would be deemed to involve prohibited employer control over the amount of benefits provided. Further, since the determination of dividends would be made after plan benefits have already accrued, a subsequent reduction of such benefits would constitute an impermissible cutback in benefits. Consequently, because implementation of the proposal would require the Company to violate ERISA, the proposal may be excluded on the grounds that it would entail a violation [*27] of Federal law.

This proposal does not pertain to proper subjects for action by security holders under the laws of the Company's domicile and therefore may be omitted pursuant to Rule 14a-8(c)(1).

Westinghouse Electric Corporation is incorporated in the Commonwealth of Pennsylvania. The subject of employee compensation falls within the general corporate powers to be exercised by the board of directors pursuant to Sections 1502 and 1721 of the Pennsylvania Business Corporation Act. See, *Kmart Corporation* (March 11, 1994)(proposal would not pertain to improper subject for shareholder action if revised as a request or recommendation, rather than a mandate, that the board restructure the executive bonus plan). Since this proposal would interfere with the board's discretion to set the compensation of Company personnel, the proposal may be omitted pursuant to Rule 14a-8(c)(1).

This proposal is vague, indefinite and potentially misleading under Rule 14a-9 and therefore may be omitted pursuant to Rule 14a-8(c)(3).

Beyond the vague statement that compensation should be tied to the dividend, the proponents have not specified how they desire management compensation to [*28] be calculated. Without a more definitive statement, our shareholders could be misled about the effect of the proposal, if adopted, and the Company would be unable to confirm compliance. The Commission has permitted shareholder proposals to be omitted where the ambiguity of the proposals made it unclear how solicited shareholders would interpret them, or how the Company could implement them if approved. *Duquesne Light Company* (January 6, 1981). Since the proposal at issue is vague, indefinite and potentially misleading, it may be omitted pursuant to Rule 14a-8(c)(3).

This proposal deals with matters relating to the conduct of the ordinary business operations of the Company and therefore may be omitted pursuant to Rule 14a-8(c)(7).

While the Company is mindful of the pending litigation in *New York City Employees Retirement System v. Securities and Exchange Commission,* 93 CIV. 1233 (Oct. 15, 1993), we respectfully request your acknowledgment that the Staff will not recommend any enforcement action to the Commission if the proposal is excluded in reliance upon Rule 14a-8(c)(7).

Westinghouse believes that the proposal may be excluded from its proxy statement for its 1995 [*29] Annual Meeting pursuant to the provisions of Rule 14a-8(c)(7) because it deals with matters relating to the conduct of the ordinary business operations of Westinghouse. The Commission has stated that a proposal is excludable under Rule 14a-8(c)(7) if the proposal involves business matters that are mundane in nature and does not implicate any substantial policy or other considerations. See, Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999, [1976-77 Transfer Binder] *Fed. Sec. L. Rep. P80,812, at 87,123, 87,131* (Nov. 22, 1976). In addition, in hearings before the Subcommittee of the Senate Committee on Banking & Currency, the Commission stated that the policy underlying the ordinary business exclusion is "to confine the solutions of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings. ' See Hearings on SEC Enforcement Committee Problems Before the Subcommittee of the Senate Committee on Banking & [*30] Currency, 85th Congress, 1st Session, pan 1, at 119 (1957), quoted in Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 19135, [1982 Transfer Binder] *Fed. Sec. L. Rep. P83,262, at 85,339, 85,354* (Oct. 14, 1982).

This proposal deals with compensation of all employees above the professional level. Establishing compensation levels for employees constitutes one of the more routine internal activities of the Company. The Staff has consistently held that proposals relating to general compensation policy (as distinguished from senior executive compensation) may be properly omitted under paragraph (c) (7) as dealing with ordinary business operations. <u>See</u> *Cracker Barrel Old County Store Inc.* (October 13, 1992); *Grumman Corporation* (February 13, 1992); *Battle Mountain Gold Company* (February 13, 1991). By requesting that compensation of personnel above the professional level-- not just senior executives-- be tied to the stock dividend, this proposal directly pertains to a basic, day-to-day function of the Company. This proposal may therefore be omitted pursuant to Rule 14a-8(c)(7) [*31] on the grounds that the proposal relates to the conduct of the ordinary business operations of the Company.

6. The Company believes that Proposal No. 5 can be excluded for the following reason:

<u>This proposal is vague, indefinite and potentially misleading under Rule 14a-9, and therefore may be omitted pursuant to Rule 14a-8(c)(3).</u>

Beyond the vague statement that executive compensation should be proportional to the dividend, the proponents have not specified how they desire executive compensation to be calculated. Without a more definitive statement, our shareholders could be misled about the effect of the proposal, if adopted, and the Company would be unable to confirm compliance. The Commission has permitted shareholder proposals to be omitted where the ambiguity of the proposals made it unclear how solicited shareholders would interpret them, or how the Company could implement them if approved. *DDuquesne Light Company* (January 6, 1994). Since the proposal at issue is vague, indefinite and potentially misleading, it may be omitted pursuant to Rule 14a-8(c)(3).

7. The Company believes that Proposal No. 6 can be excluded for the following reasons:

[*32] <u>This proposal deals with a matter beyond the Company's power to effectuate, and therefore may be omitted pursuant to Rule 14a-8(c)(6).</u>

Rule 14a-8(c)(6) provides that a proposal may be omitted if it deals with a matter beyond the registrant's power to effectuate. The Staff has applied this rule to permit omission of proposals that set vague and general objectives without suggesting any means to achieve them. <u>See,</u> *General Motors Corporation* (March 9, 1981). In this case, the proposal establishes the vague goal of engaging an accounting firm that will "keep the stockholders aware of poor executive management of the company." Clearly, the proposal fails to indicate how Company could fulfill this mandate. In particular, the proposal provides no means by which the Company or the accounting firm could either define "poor executive management" or, even assuming such a determination, properly advise the shareholders without creating potentially significant legal exposure for the Company.

Further, it is not clear that any accounting firm would accept such an engagement. Typically, accountants are retained to audit and express an opinion as to the fairness of the presentation [*33] to shareholders of management's financial statements and/or to provide other accounting, auditing or consulting services. Evaluation of management's performance is a function properly performed by a company's board of directors under applicable state law.

For all of these reasons, this proposal clearly deals with a matter that is beyond the Company's power to effectuate and therefore may be omitted under Rule 14a-8(c)(6).

This proposal does not pertain to proper subjects for action by security holders under the laws of the Company's domicile, and therefore may be omitted pursuant to Rule 14a-8(c)(1).

As noted above, Westinghouse Electric Corporation is incorporated in the Commonwealth of Pennsylvania. Under Section 1721 of the Pennsylvania Business Corporation Law, "the business and affairs of every business corporation shall be managed under the direction of [the] board of directors." This proposal provides that an accounting firm be engaged to evaluate and respond to shareholders on the Company's executive management. Under Pennsylvania law, the review and evaluation of the Company's executive management are properly performed by the Company's Board of Directors. This proposal **[*34]** is therefore inconsistent with Pennsylvania law and may be omitted under Rule 14a-8(c)(2).

This proposal is vague, indefinite and potentially misleading under Rule 14a-9, and therefore may be omitted pursuant to Rule 14a-8(c)(3).

Beyond the vague statement that an accounting firm should be engaged to keep stockholders aware of poor management, the proponents have not specified how they wish the scope of the accountant' engagement to be defined. Without a more definitive statement, our shareholders could be misled about the effect of the proposals, if adopted, and the Company would be unable to confirm compliance.

The Commission has permitted shareholder proposals to be omitted where the ambiguity of the proposals made it unclear how solicited shareholders would interpret them, or how the Company could implement them if approved. *Duquesne Light Company* (January 6, 1981). Since the proposals at issue are vague, indefinite and potentially misleading, they may be omitted pursuant to Rule 14a-8(c)(3).

A copy of this letter is being mailed to Rollin R. and Elaine M. Brandenburg to notify them that the Company intends to omit their proposal from the Proxy Statement **[*35]** and Form of Proxy for the 1995 Annual Meeting, and to provide them with a statement of the reasons why management deems such omission to be proper. In accordance with Rule 14a-8(d), I am enclosing six copies of this letter and the attached exhibits. I am also enclosing one additional copy to be date-stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,

EXHIBIT 1

TO ANGIE STRAKA

Westinghouse Electric Corporation
Westinghouse Building
11 Stanwix Street
Pittsburgh, Pennsylvania

RECEIVED VIA EXPRESS MAIL

November 1, 1994

Rollin R. Brandenburg &
Elaine M. Brandenburg
2715 Russell Road
Winthrop Harbor, Illinois 60096-1103

Account Number: 14144
Shares: 3687

FOR YOUR REVIEW AND APPROPRIATE RESPONSE

Over a period of years each time the Westinghouse Electric Company does well (the stock advanced), the Chief Executive Officer, other board members and high level managers pat themselves on the back and reward themselves with lavish bonuses and long term incentives. Now, because of poor management practices over a number of years, we believe that when the Company does poorly these same high level personnel should take a severe cutback as do the [*36] stockholders and unnecessary expenditures be stopped.

We purpose that:

1. All professional sports advertising and support stop immediately and forever. Professional sports must learn to become self supporting.

2. All bonuses be stopped immediately as you all receive adequate salaries. Executive benefits should be no different than Professional Employees.

4. Going back to Mr. Danford all CEO retired compensation be reduced by one half until the stock value returns to the forty dollar level. This is due to the poor long term leadership that these individuals were responsible for.

5. All compensation to personnel above the Professional level be tied to the stock dividend rates being paid to stockholders.

6. In no case will any Executives total compensation and incentives exceed One Million, Five Hundred Thousand Dollars ($ 1,500,000). All Executive pay be proportional to the Stock Dividend paid to Stockholders up to the Maximum of $ 1,500,000.

7. Immediately obtain an Accounting Firm that will keep the Stockholders aware of poor Executive management of the Company.

Rollin R. Brandenburg Elaine M. Brandenburg

EXHIBIT 2

Westinghouse Electric Corporation

Law and [*37] Environmental Affairs Department

11 Stanwix Street
Pittsburgh, Pennsylvania 15222-1384
(412) 642 3343
Fax (412) 642 4905

December 1, 1994

VIA FEDERAL EXPRESS

Rollin R. Brandenburg &
Elaine M. Brandenburg
2715 Russell Road
Winthrop Harbor, Illinois 60096-1103

Dear Mr. Brandenburg and Ms. Brandenburg:

I received your letter dated November 1, 1994, regarding your proposals to be considered at the 1995 annual meeting of stockholders of Westinghouse Electric Corporation. Your proposals do not meet the requirements of Rule 14a-8 of the Securities Exchange Act of 1934. Rule 14a-8 states, among other things, that you may submit no more than one (1) proposal, accompanied by a supporting statement for inclusion in the Company's proxy statement.

Please reduce your number of proposals to one and submit an accompanying supporting statement within 14 calendar days of your receipt of this notice. If you have questions or comments, please call me at (412) 642-3343.

Very truly yours,

Michael T. Sweeney
Assistant General Counsel

EXHIBIT 3

Westinghouse Electric Corporation
Law and Environmental
Affairs Department
11 Stanwix Street
Pittsburgh, Pennsylvania 15222-1384
(412) 642 3343
Fax [*38] (412) 642 4905

December 14, 1994
VIA FEDERAL EXPRESS

Rollin R. Brandenburg &
Elaine M. Brandenburg
2715 Russell Road
Winthrop Harbor, IL 60096-1103

Dear Mr. Brandenburg and Ms. Brandenburg:

On December 1, 1994, I sent you a letter regarding the proposals you submitted for consideration at the 1995 Annual Meeting of stockholders of Westinghouse Electric Corporation. *In particular*, I informed you that your proposals did not meet the requirements of Rule 14-8 of the Securities Exchange Act of 1934. Rule 14-8 states, among other things, that you may submit no more than one (1) proposal, accompanied by a supporting statement for inclusion in a company's proxy statement. As of today, I have not received a response from you. I am writing to remind you that the fourteen days to resubmit a proposal expires on December 16, 1994.

If you have any questions or comments, please call me at (412) 642-3343.

Very truly yours,

Michael T. Sweeney
Assistant General Counsel

Securities Exchange Act of 1934 -- Rule 14a-8(i)(2), 14a-8(i)(6), 14a-8(i)(3)

#2

January 12, 2004

[*1] USEC Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: USEC Inc.
Incoming letter dated November 21, 2003

The proposal recommends to the board of directors that the total compensation package to top executives be limited to twenty times the average pay of non-exempted employees or ten times the average pay of exempted employees, whichever is less.

We are unable to conclude that USEC has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that USEC may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that USEC may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that USEC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Anne Nguyen
Attorney-Advisor

INQUIRY-1: USEC

USEC Inc.
6903 Rockledge Drive
Bethesda, MD 20817-1818

Telephone 301-564-3200
Fax 301-564-3201
http://www.usec.com

301/564-3327 *phone*
301/564-3205 [*2] *fax*

November 21, 2003

Securities Exchange Act of 1934,
Rules 14a-8(i)(3), 14a-8(i)(2) and 14a-8(i)(6)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: USEC Inc. -- Omission of Shareholder
Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

USEC Inc., a Delaware corporation (the "Company"), has received a shareholder proposal (the "Proposal") submitted by William F. Jebb and Wynona B. Jebb (the "Proponents") for inclusion in the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders. Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Proposal may properly be omitted from the Proxy Materials. To the extent that the reasons supporting the omission of the Proposal set forth herein are based on matters of law, [*3] this letter also constitutes an opinion of counsel, as required by Rule 14a-8(j)(2)(iii).

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of (i) this letter, and (ii) the Proponents' letter dated June 12, 2003 to the Company's Board of Directors, which includes the Proposal (the "Proponents' Letter"). In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents.

I. Introduction

The Proposal states in pertinent part "where as the excessive compensation paid to top executives is not reflective of the corporate earnings and reduces the stockholder equity. It is recommended to the Board of Directors that the total compensation package be limited to twenty (20) times the average pay of non exempted employees or ten (10) times the average pay of exempted employees which ever is less." The full text of the proposal is included in the Proponents' Letter, a copy of which is enclosed.

The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials because, as discussed below, (i) pursuant to Rule 14a-8(i)(3), the Proposal violates Rule 14a-9 of the [*4] Commission's proxy rules, (ii) pursuant to Rule 14a-8(i)(2), the Proposal, if implemented, could cause the Company to breach existing employment contracts in violation of state law to which it is subject, and (iii) to the extent that the Proposal, if implemented, would require the Company to violate state law, the Company lacks the power or authority to implement the Proposal, pursuant to Rule 14a-8(i)(6).

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Vague, Indefinite and, thus, Misleading in Violation of Rule 14a-9

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." Commonwealth Energy System (February 27, 1989). Due to the fact that it is vague and indefinite and, thus, misleading, the Proposal violates Rule 14a-9 and may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

The Staff has taken the position that proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders voting on the proposal nor the board [*5] of directors of the relevant company seeking to implement the proposal would be able to determine with any reasonable amount of certainty what action or measures would be taken if the proposal were implemented. In General Electric Company (February 5, 2003), the Staff concurred in the omission of a proposal pursuant to Rule 14a-8(i)(3) where the proposal sought to "urge the Board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." General Electric argued that the proposal was "vague and indefinite because neither the share owners nor the Company's Board would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented." General Electric noted that the proposal failed to define critical terms or otherwise provide guidance on how it would be implemented. The Staff concluded that General Electric could omit the proposal from its proxy materials because it was vague and indefinite.

Similarly, in Philadelphia Electric Company (June 1, 1992), the Staff concurred in the omission [*6] of a shareholder proposal that was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

In Occidental Petroleum Corporation (February 11, 1991), a proposal relating to the "buyback" of shares by the company was omitted because it was "unclear what action the Company would be required to take if the proposal were adopted." Thus, the Staff concurred with the company that the proposal could be "misleading because any actions ultimately taken by the company upon implementation of [the] proposal could be significantly different from actions envisioned by shareholders voting on the proposal." A similar position was adopted by the Staff in A.H. Belo Corporation (January 29, 1998), where a shareholder proposal was excluded because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." See also General Electric Company (January 23, 2003) (permitting [*7] omission of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" where General Electric argued that the proposal was vague and indefinite because it failed to define critical terms or otherwise provide guidance on how it should be implemented); Commonwealth Energy System (February 27, 1989) (permitting exclusion of a proposal requiring the company to notify shareholders so they could make trustee nominations and include such nominees in the company's proxy materials because "neither shareholders voting on the proposal, nor the company, would be able to determine with any reasonable certainty what actions or measures would be entailed in the event the proposal were implemented"); Gannett Co., Inc. (February 24, 1998) (permitting exclusion of shareholder proposal because it was "unclear what action the Company would take if the proposal were adopted"); Fuqua Industries, Incorporated (March 12, 1991) (finding that a proposal may be excluded where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly [*8] what actions would be taken under the proposal"); Corning Incorporated (February 18, 1997); Wendy's International Incorporated (February 6, 1990); North Fork Bancorporation, Incorporated (March 25, 1992); and Nynex Corporation (January 24, 1990).

The Staff has consistently concluded that a proposal may be excluded where the meaning and application of terms or the standards under the proposals "may be subject to differing interpretations." In Hershey Foods Corporation (December 27, 1988), a shareholder proposal seeking to establish a policy restricting the company's advertising was excluded as vague and indefinite because the "standards under the proposal may be subject to differing interpretations." The Staff concurred with Hershey Foods' position that the proposal's use of such terms as "advertising" made the proposal misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the company's board of directors in implementing the proposal. The Staff also concurred with Hershey Foods' position that the result of any action ultimately taken by the company in connection with the proposal could be significantly [*9] different from the action envisioned by shareholders voting on it. See also Exxon Corporation (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because the use of certain vague terms made the proposal "misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the company's Board [of Directors] in implementing the proposal, if adopted, with the result that any action ultimately taken by the company could be significantly different from the action envisioned by shareholders voting on the proposals"); Fuqua Industries, Incorporated (March 12, 1991) (permitting shareholder proposal to be excluded because terms such as "any major shareholder" "would be subject to differing interpretations").

As in the foregoing precedents, the Proposal uses numerous terms which are subjective and highly ambiguous, such as "excessive compensation," "top executives," "total compensation package" and "average pay." Given that each of these terms is so open-ended and subject to vastly different interpretations, each is effectively rendered meaningless. Specifically, the Proposal requests that "the [*10] total compensation package be limited to twenty (20) times the average pay of non exempted employees or ten (10) times the average pay of exempted employees which ever is less," but the proposal contains no definition for the "top executives" to whom it applies, and no guidelines as to significant interpretive questions that arise when analyzing how one determines the "total compensation package" or "average pay." As a result, the Company's shareholders are being asked to approve a Proposal that provides absolutely no guidelines or instructions as to what actions the Company may be expected to take in implementing it.

If the Company were to attempt to implement the Proposal, it would be left with no guidance as to what the Proponents intended the Company to do with respect to establishing a cap on certain executives' compensation. Without such guidance, the Company could potentially implement the Proposal in contravention of the intentions of the shareholders who voted for it. Among the many uncertainties and ambiguities are the following:

. When the Proposal refers to "top executives," is that term intended to include all executive officers within the meaning of Rule 3b-7 under [*11] the Exchange Act, and, if so, what is the intended meaning of the word "top" which modifies the word "executives"? Alternatively, do the Proponents intend the Proposal to apply to the more limited category of executives who constitute "named executive officers" under Item 402 of Regulation S-K? Is the Proposal perhaps restricted to the very top executive officers who make quarterly certifications with respect to the Company, or is it intended to apply to some other category of executives entirely?

. What constitutes the "total compensation package" and how are the constituent elements, once determined, to be valued? Would the Company's annual incentive awards, which are based on preestablished performance goals and targets established by the Compensation Committee of the Board of Directors and granted at the end of the year based on performance against those goals, be included in "total compensation" in the year earned, in the later year when such awards are paid, or, in the case of the restricted stock component of such awards, in the still later year when the restricted stock vests? How would the restricted stock be valued? Would the award of additional restricted stock taken [*12] in lieu of cash be valued differently? Would the Board be forced to set goals and target awards such that an award for the highest level of performance would not exceed the compensation cap?

. When and how are stock options to be valued? Options could be valued when granted or when they vest, and could be valued based on the Black-Scholes model, the spread between the exercise price and a closing price, or some other formula. In what year of "total compensation" should they be included? Likewise, should restricted stock units be valued in the year they are first awarded, or not until they are paid out based on achieving performance goals?

. If "top executives" elect to defer certain compensation under certain of the Company's plans permitting deferral, when and how should such deferred compensation be accounted for in calculating "total compensation"?

. Should all benefits be included in "total compensation," and if so, how should such benefits be valued? In particular, benefits such as the Company's Pension Plan and Supplemental Executive Retirement Plan provide for payment to the executive only after his or her retirement. Is any value to be attributed to such benefit in an [*13] earlier year to determine adherence to the limitation established by the Proponents, and if so, how is that value to be determined?

. What is the meaning of "average pay" on which the cap is based? Is it the average on an annual basis or over a longer time period? Is the average to include all exempt or non-exempt employees, as the case may be, including those who are not full-time employees? What is the intended distinction between "total compensation package" and "average pay"? Do both terms include the same constituent elements? Does "pay" include benefits? If so, how are those benefits to be valued?

. As discussed further in Section III below, the Proponents fail to provide any guidance as to how existing contractual commitments are to be handled. Do the Proponents intend to cause the Company to breach existing contracts with "top executives" in order to stay within the stated limitations? Do the Proponents intend that the Company renegotiate existing contacts?

If the Proposal were adopted, neither the Company, the Board of Directors nor the shareholders could determine with any degree of certainty how the Proposal was intended to be implemented without answers to these [*14] questions. Because of the Proposal's vagueness and indefiniteness, the Company believes that the Proposal is materially misleading and, therefore, may be omitted from the Proxy Materials in reliance on Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) Because It May Cause the Company to Breach an Existing Employment Agreement

A. Implementation of the Proposal Could Violate State Law

Rule 14a-8(i)(2) provides that a company may exclude a shareholder proposal from its proxy statement "if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(2) if the proposal could require the breach of outstanding contractual obligations. Due to the fact that implementation of the Proposal could require the Company to breach an existing employment agreement and therefore violate state law, the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).

In International Business Machines Corporation (February 27, 2000), the Staff allowed [*15] IBM to exclude a shareholder proposal under Rule 14a-8(i)(2) where the proposal sought termination and renegotiation of the CEO retirement benefits provided in the CEO's existing employment agreement. In The Gillette Company (March 10, 2003), the Staff concluded that Gillette could exclude a proposal under Rules 14a-8(i)(2) and 14a-8(i)(6) (unless the proposal were revised to state that it applies only to compensation agreements made in the future) because the proposal requested that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based, and this policy would cause Gillette to breach an existing compensation agreement. In Sensar Corporation (May 14, 2001), the Staff permitted omission of a proposal that the company argued would require unilateral modification of the terms of outstanding options, in violation of Nevada law. The Staff concluded that Sensar could exclude the proposal "under rule 14a-8(i)(2) and rule 14a-8(i)(6) because it may cause Sensar to breach its existing contractual obligations." See also Whitman Corporation (February 15, 2000) (permitting omission of a proposal in [*16] reliance on Rules 14a-8(i)(2) and 14a-8(i)(6) where the proposal would cause the company to breach an existing contract); Galaxy Foods Company (October 12, 1999) (same); and BankAmerica Corporation (February 24, 1999) (same).

Although the vague and indefinite wording of the Proposal makes it impossible to determine with certainty what the ultimate cap would be, and which executives would be subject to that cap, implementation of the Proposal could cause the Company to breach an existing employment agreement because it would provide limits on compensation not contemplated by this contact.

The Company is a party to an employment agreement, dated as of April 28, 1999, with the Company's CEO, William Timbers (the "Timbers Agreement"). Despite the ambiguities in the Proposal, it seems safe to assume that the Proponents intended the CEO to be included in the term "top executives." The Timbers Agreement provides for a term of five years, but is also subject to an automatic one-year extension unless either party gives six months notice that it does not wish to extend. This notice would have been due by October 28, 2003. Accordingly, the Timbers Agreement will be in effect until at [*17] least April 28, 2005, and may be further extended under certain circumstances. The terms of the Timbers Agreement entitle Mr. Timbers to a base salary, certain incentive opportunities, and certain benefits commensurate with his position, none of which are subject to the type of restrictions suggested by the Proposal. If the Proposal were implemented, it could impose a constraint on the potential bonus and incentive awards that the Compensation Committee could establish for Mr. Timbers, contrary to the broad discretion delegated to the Compensation Committee by the terms of the Timbers Agreement. The cap could prevent Mr. Timbers from being entitled to participate in the Company's incentive programs at a level commensurate with his position; as is required by the terms of his employment agreement.

The Timbers Agreement is governed by Delaware law. Under Delaware law, a breach of contract violates state law and may result in monetary damages being awarded to the non-breaching party. See, e.g., *Kenyon v. Holbrook Microfilming Service, 155 F.2d 913, 914 (2nd Cir. 1946)*. The term "'breach,' as applied to contracts, is defined as a failure without legal excuse [*18] to perform any promise which forms a whole or a part of a contract." 17A Am. Jur. 2d Contracts § 716. Furthermore, "the standard remedy for breach of contract is based upon the reasonable expectations of the parties ex ante. This principle of expectation damages is measured by the amount of money that would put the promisee in the same position as if the promisor had performed the contract. Expectation damages thus require the breaching promisor to compensate the promisee for the promisee's reasonable expectation of the value of the breached contract, and, hence, what the promisee lost." See, e.g., *Duncan v. Theratx, Inc.,775 A.2d 1019, 1022 (Del. 2001)*. When an employer and employee are bound by an employment contract, the employer must adhere to its terms absent a legal excuse, and "once employment has begun, the employment contract represents the right of the employee to be paid the wages agreed upon." 27 Am. Jur. 2d Employment Relationship § 53.

Because the terms of the Proposal, if adopted, would impose a constraint on the potential compensation available to Mr. Timbers that is not contemplated by his employment agreement, the Company believes [*19] that the Proposal may properly be omitted because its implementation could cause the Company to breach this agreement and therefore violate state law.

B. The Company Would Lack the Power and Authority to Implement the Proposal

The Staff has consistently found that where a proposal, if implemented, would require a company to breach an existing contractual obligation, it is excludable under Rules 14a-8(i)(2) and 14a-8(i)(6), because the company would lack the power and authority to implement the proposal. In The Gillette Company (March 10, 2003), the Staff concluded that "Gillette may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because [the proposal] may cause Gillette to breach an existing compensation agreement." See also Sensar Corporation (May 14, 2001) (finding that a proposal may be excluded "under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Sensar to breach its existing contractual obligations."); and Whitman Corporation (February 15, 2000) (finding that a proposal may be excluded "under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Whitman to breach an existing contract"). As discussed above, although the vague terms used [*20] by the Proposal make it impossible for the Company to determine with certainty what cap would apply to what compensation, the Company is a party to an employment agreement that entitles an executive to salary, bonus and incentive awards that are not limited by the cap proposed by the Proponents. Imposing a limitation, as contemplated by the Proposal, could cause the Company to breach this employment agreement, which constitutes a violation of Delaware law. Accordingly, the Company would lack the power and authority to implement the Proposal if it were approved by the Company's shareholders with respect to this executive.

IV. Conclusion

For the reasons discussed in this letter, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from the Proxy Materials (A) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and therefore misleading in violation of Rule 14a-9, (B) under Rule 14a-8(i)(2) because the Proposal could, if implemented, cause the company to violate state law, and (C) under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal. Should the Staff disagree **[*21]** with the Company's position, or require any additional information, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (301) 564-3327.

Sincerely,

Timothy B. Hansen
Senior Vice President,
General Counsel, and Secretary

ATTACHMENT

Received
6-18-03
Secretary's Office

June 12, 2003

USEC
TWO DEMOCRACY CENTER
6903 ROCKLEDGE DRIVE
BETHESDA, MARYLAND 20817

BOARD OF DIRECTORS

STOCKHOLDER PROPOSAL

REQUEST THE NEXT STOCK HOLDERS MEETING INCLUDE THE FOLLOWING

WE ARE VERY CONCERNED WITH THE TOTAL COMPENSATION PACKAGE OF OUR TOP EXECUTIVES AND THE LACK OF STOCKHOLDER INPUT TO THE PROCESS. ACCORDINGLY, WE BELIEVE THE FOLLOWING SHOULD BE PLACED BEFORE THE STOCKHOLDERS.

WHERE AS THE EXCESSIVE COMPENSATION PAID TO TOP EXECUTIVES IS NOT REFLECTIVE OF THE CORPORATE EARNINGS AND REDUCES THE STOCKHOLDER EQUITY. IT IS RECOMMENDED TO THE BOARD OF DIRECTORS THAT THE TOTAL COMPENSATION PACKAGE BE LIMITED TO TWENTY (20) TIMES THE AVERAGE PAY OF NON EXEMPTED EMPLOYEES OR TEN (10) TIMES THE AVERAGE PAY OF EXEMPTED EMPLOYEES [*22] WHICH EVER IS LESS.

WILLIAM F. JEBB AND WYNONA B. JEBB
2545 RAMSGATE TERRACE
COLORADO SPRINGS, CO. 80919

William F. Jebb
Wynona B. Jebb

#3

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

March 1, 2006

[*1] Wal-Mart Stores, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 1, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 23, 2006

The proposal requests that the compensation committee of the board of directors prepare a report comparing the total compensation of Wal-Mart's top executives and its lowest paid workers in the United States in July 1995 and July 2005.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

INQUIRY-1: WAL*MART (R)
LEGAL DEPARTMENT
CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Phone: (479) 273-4505
Fax: (479) 277-5991

January 23, 2006

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. [*2] - Notice of Intent to Omit from Proxy Materials Shareholder Proposal of the Benedictine Sisters of Boerne, Texas.

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for the Company's 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials"). The Proposal was submitted by the Benedictine Sisters of Boerne, Texas and other co-filers (the "Proponents"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2006 Proxy Materials for the reasons described below. A copy of the Proposal and correspondence is attached to this letter as **Exhibit A.** In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must [*3] produce and distribute to its shareholders, the Company plans to commence the printing of the 2006 Proxy Materials on or about April 11, 2006 so that it may commence mailing the 2006 Proxy Materials by no later than April 14, 2006. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

The Company received the Proposal on or about December 9, 2005. The Proposal requests that "the Board's Compensation Committee review the Company's senior executive compensation policies and make available (at reasonable cost, omitting proprietary information) within six months, a report of that review, including:

. A comparison of the salary, health and pension benefits, bonuses and profit sharing, stock options and all other forms of compensation (including paid vacation, store discounts or other perks and retirement packages) of top executives and of our company's lowest paid workers in the United States in July 1995 and July 2005.

. An analysis of any changes in the relative size of the gap between the two groups and the rationale justifying this trend.

. An evaluation of whether the total compensation packages of our top [*4] executives are "excessive" and whether greater oversight is needed over the various components of those compensation packages."

Grounds for Exclusion

The Company seeks to omit the Proposal from its 2006 Proxy Materials on the grounds that the Proposal relates to the ordinary business operations of the Company in that the Proposal is not limited to executive compensation but rather addresses the compensation of the Company's general workforce so as to make the Proposal excludable under Rule 14a-8(i)(7).

The Proposal Relates to the Company's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Staff noted that [*5] one of the central considerations underlying this policy, which relates to the subject matter of the proposal, is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983). For the reasons discussed below, the Company believes that it may exclude the Proposal because it relates to ordinary business operations.

The Proposal relates to compensation of the general workforce as well as executive management. The Staff has stated that proposals that involve "the management of the workforce, such as hiring, promotion and termination of employees" relate to ordinary business [*6] matters. See 1998 Release. The Staff, in outlining its approach to Rule 14a-8(i)(7) submissions regarding proposals that relate to shareholder approval of equity compensation plans, draws a distinction between proposals that focus on equity compensation plans for senior executive officers and directors and those that focus on equity compensation plans for employees including senior executive officers and directors. *See* Staff Legal Bulletin 14A (July 12, 2002) (addressing proposals relating to shareholder approval of equity compensation plans) ("SLB 14A").

Based on this distinction, proposals that seek to obtain shareholder approval for equity compensation plans for only senior executive officers and directors are not excludable under Rule 14a-8(i)(7). However, proposals that seek to obtain shareholder approval for equity compensation plans that may be used to compensate the general workforce in addition to senior executive officers and directors are considered general employee compensation matters and may be excluded under Rule 14a-8(i)(7) unless the proposal focuses on plans that potentially would result in material dilution to existing shareholders. *See Peoples Ohio Financial* [*7] *Corporation* (July 20, 2005) (allowing the omission of a proposal regarding the cancellation of stock options of all officers and directors); *Ascential Software Corporation* (April 4, 2003) (allowing the omission of a proposal addressing compensation policies and practices that extended beyond senior executive compensation). *See also AT&T Corp.* (February 28, 2000) (allowing omission of a proposal seeking to modify a stock-based incentive plan that made stock option grants to all employees); *BioTechnology General Corp.*(April 28, 2000) (allowing omission of a proposal because it applied to a plan in which, substantially all employees were eligible to participate).

In 2001, the Staff permitted E.I. duPont de Nemours and Company ("Dupont") to omit a shareholder proposal that requested that "no one" be given a bonus at a particular Dupont site unless all other employees at the site also receive a bonus. The Staff permitted Dupont to exclude the proposal on the basis that it was a "general compensation matter" inappropriate for shareholder scrutiny. *E.I. duPont de Nemours and Company* (March 15, 2001). The Staff has also repeatedly taken the position that shareholder proposals [*8] that are not *clearly* directed at senior executive compensation may be properly excluded under Rule 14a-8(i)(7). *See Reliant Resources, Inc.* (March 18, 2004) (allowing the omission of a proposal requesting the adoption of an executive compensation policy which limits option grants per individual officer or employee and to require all outstanding options to be exercised or expire upon termination from the company); *Lucent Technologies Inc.* (November 6, 2001) (allowing the exclusion of a proposal to reduce the salaries of "all officers and directors" by 50%); *Minnesota Mining and Manufacturing Co.* (March 4, 1999) (allowing the exclusion of a proposal to limit the yearly percentage increase of the top 40 executives' compensation because it related to ordinary business operations).

In light of previous Staff guidance and concurrence in the exclusion of similar proposals, the Company believes the Proposal may be excluded from the Company's 2006 Proxy Materials under Rule 14a-8(i)(7) as it targets more than senior executive compensation and seeks to increase in the compensation of the general workforce. First, the title of the Proposal, "Compensation Disparity," and [*9] the corporate resolution included in Proposal clearly indicate the Proposal's intent to focus on the compensation of the general workforce, including multiple groups of employees. The focus of the Proposal is also made clear in the first two items to be included in the report requested. Two of the three items requested in the report emphasize the Proposal's focus on compensation of employees who are not directors, officers, or even senior management (i.e., the "lowest paid workers in the United States"). The first item requires a comparison of the compensation of "top executives" and the Company's "lowest paid workers in the United States." The second item requested of the report is an analysis of any change in the relative size of the "gap between the two groups" and the "rationale justifying this trend." The Company believes that the Proposal's insistence on the use of the wages of "lowest paid workers" as the sole factor in evaluating executive compensation brings the subject matter of the Proposal squarely within the intent of Rule 14a-8(i)(7), SLB 14A, and prior Staff no-action letters.

Second, several statements in the Supporting Statement of the Proposal further demonstrate [*10] the intent of the Proposal to focus on more than just senior executive compensation. The first paragraph of the Supporting Statement refers to increase in a "compensation gap between highest and lowest paid employees." The same paragraph later states, "prosperity should be fairly shared within the company." The implication of these two statements, when read in the context of the entire Proposal is a direct indication that the intent of the Proposal is to focus on the compensation of the general workforce. Furthermore, in the third paragraph, the Proposal goes to great length to emphasize the alleged compensation gap by demonstrating a ratio between the *total compensation* of the Company's Chief Executive Officer (the "CEO") versus the average annual *wages* of an employee who works 35 hours per week. In the same paragraph, the

Proposal states that success of a company is determined not only by the efforts of the CEO but also by the efforts of the "entire executive team" and the "whole workforce." Again, the implication of these two statements, when read in the context of the entire Proposal is that the Proposal's intent is to evaluate the compensation of the Company's general [*11] workforce.

While some portions of the Proposal are phrased in such a manner as to appear to focus on executive compensation, it is clear that the thrust and focus of the Proposal is to evaluate the compensation paid to all of the Company's employees and such references do not alter the ordinary business nature of the Proposal. The Staff has agreed with this analysis in the context of prior proposals. *See, e.g., AT&T Corp.*(February 25, 2005) (allowing the omission of a proposal regarding the discontinuance of domestic partner benefits for executives making over $ 500,000 per year stating that the thrust and focus of the proposal was an ordinary business matter of employee benefits); *General Electric Company*(January 10, 2005) (permitting the exclusion of a proposal implicating executive compensation but whose thrust was the link between movies and teen smoking); *Wal-Mart Stores, Inc.* (March 17, 2003) (permitting the exclusion of a proposal requesting that executive compensation be linked to associate participation in the company's medical health insurance plan). Furthermore, the Staff has consistently taken the position that a proposal may be omitted under Rule 14a-8(i)(7) [*12] where the proposal deals with matters relating to the conduct of the company's ordinary business, even if the Staff concludes that certain matters covered by the proposal may be outside the scope of ordinary business. *See, e.g., Z-Seven Fund, Inc.* (November 3, 1999) (allowing for the complete exclusion of a proposal with the Staff "noting in particular that although part of the proposal appears to address matters outside the scope of ordinary business, certain matters contained in the proposal refer to ordinary business matters").

Additionally, the Staff has a long-standing policy of not permitting proponents to revise overly-broad shareholder proposals once it becomes apparent that they would be excludable under Rule 14a-8(i)(7) because they address "ordinary business operations." This policy was reaffirmed in Section E.5 of Staff Legal Bulletin No. 14 where the Staff stated that proposals excludable under Rule 14a-8(i)(7) may only be revised "if it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation ...." Staff Legal Bulletin 14 (July 13, 2001). Here, it is clear that two of the three [*13] specific mandates of the proposal focus on general employee compensation.

Although certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable," the Proposal, which focuses on day-to-day business matters, does not raise significant social policy issues. Furthermore, the Proposal seeks to micro-manage the Company by imposing a specific time-frame for preparing a complex report, which requires the accumulation of historical data that is more than ten years old. The 1998 Release states that one of the central considerations underlying the ordinary business operations basis for exclusion "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release further states that "this consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." [*14] The Proposal requests that the "Compensation Committee" prepare within six months a report that includes a comparison of all forms of compensation of top executives and the Company's lowest paid workers in the United States in July 1995 and July 2005.

Due to the Proponents' failure to limit the Proposal to compensation of senior executive officers and that the implementation of the Proposal would implicate general employee compensation matters, the Company believes that the Proposal relates to its ordinary business operations and may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(7). As the Proposal deals with a matter that involves the Company's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, the Company has concluded that it may omit the Proposal from its 2006 Proxy Materials in accordance with Rule 14a-8(i)(7).

Conclusion

Based on the foregoing representations, the Company hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Proxy Materials. Should you disagree with the conclusions set forth herein, we would [*15] appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2006 Proxy Materials.

By copy of this letter, the Proponents are being notified of the Company's intention to omit the Proposal from its 2006 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

ATTACHMENT-1
Sisters of St. Dominic

5635 Erie Street
Racine, Wisconsin 53402-1900
www.racinedominicans.org
(262) 639-4100
(262) 639-9702 (FAX)

December 14, 2005

Jeffrey Gearhart
VP & General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart,

The Sisters of St. Dominic of Racine, Wisconsin have grave concerns about the disparity [*16] of income between our company's top executives and its lowest paid workers. Executive pay and compensation practices have resulted in the concentration of incredible wealth in the hands of a few. This growing disparity of wealth and privilege is leading to human misery and powerlessness for billions in our global economy. As religious shareholders, it is important to us that the companies that we invest in provide visible leadership on ethical issues, such as pay equity. We believe that it is in the best interest of our company, its shareholders and employees to be transparent and just. It is our experience that companies that manage social issues responsibly have the best long-term financial performance as well.

The Sisters of St. Dominic of Racine are the beneficial owners of 50 shares of Wal-Mart Stores, Inc. common stock. We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting of 2006. We submit the enclosed Compensation Disparity resolution for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Please name in the proxy [*17] statement the Sisters of St. Dominic of Racine, Wisconsin as a co-filer with the Sisters of the Holy Names of Jesus and Mary, Washington Province and the Benedictine Sisters of Soerne, Texas as the primary filers.

For matters relating to this resolution, please contact our authorized representative:

Sharon Geertsen
5635 Erie Street
Racine, WI 53402
phone: 262-639-4100
fax: 262-639-9702
email: sgeertsen@ racinedominicans.org

Sincerely,

Sharon Geertsen
Director of Finance

ATTACHMENT -2

Mount St. Scholastica

Benedictine Sisters

801 S. 8TH STREET
ATCHISON, KS 66002
913.360.6200
FAX 913.360.6190

December 13, 2005

Jeffrey Gearhart
VP & General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart,

The Benedictine Sisters of Mount St. Scholastica have grave concerns about the disparity of income between our company's top executives and its lowest paid workers. Executive pay and compensation practices have resulted in the concentration of incredible wealth in the hands of a few. This growing disparity of wealth and privilege is leading to human misery and powerlessness for billions in our global [*18] economy. As religious shareholders, it is important to us that the companies that we invest in provide visible leadership on ethical issues, such as pay equity. We believe that it is in the best interest of our company, its shareholders and employees to be transparent and just. It is our experience that companies that manage social issues responsibly have the best long-term financial performance as well.

The Benedictine Sisters of Mount St. Scholastica are the beneficial owner of 873 shares of Wal-Mart Stores, Inc., common stock. A letter verifying ownership will be coming to you. We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting.

We submit the enclosed Compensation Disparity resolution with the Benedictine Sisters of Boerne Texas and the Sisters of the Holy Names of Jesus and Mary, Washington Province for inclusion in the proxy statement for the annual meeting in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that you indicate in the proxy statement that the Sisters of the Holy Names of Jesus and Mary, Washington Province and the Benedictine [*19] Sisters of Boerne, Texas are the primary sponsors of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules.

For matters relating to this resolution, please contact our authorized representatives: Sister Judy Byron, OP, 206-223-1138 and Sister Susan Mika, OSB, 210-348-6704.

Sincerely,

Rose Marie Stallbaumer, OSB
Treasurer

ATTACHMENT-3

Compensation Disparity

Resolved: Shareholders request that the Board's Compensation Committee review Wal-Mart's senior executive compensation policies and make available (at reasonable cost, omitting proprietary information) within six months, a report of that review, including:

1. A comparison of the salary, health and pension benefits, bonuses and profit sharing, stock options and all other forms of compensation (including paid vacation, store discounts or other perks and retirement packages) of top executives and of our company's lowest paid workers in the United States in July 1995 and July 2005.

2. An analysis of any changes in the relative size of the gap between the two groups and the rationale justifying this trend.

3. An evaluation [***20**] of whether the total compensation packages of our top executives are "excessive" and whether greater oversight is needed over the various components of those compensation packages.

Supporting Statement: Concern continues about the explosion in compensation for top corporate executives. These packages have frequently become excessive, have increased the compensation (e.g. health care benefits; cash) gap between highest and lowest paid employees and have weakened the connection between corporate performance and executive compensation. We believe that executive compensation systems should provide incentives to build a successful, sustainable company, but that prosperity should be fairly shared within the company.

According to Wal-Mart's SEC filings for the fiscal year ended January, 2005, our CEO received total compensation worth not less than $ 17,542,908 (and had received total compensation of not less than $ 27,178,157 in a prior year).

Our CEO's compensation was approximately 1,000 times the *average* pay of Wal-Mart's US employees in fiscal 2005 and more than 1,500 times the *average pay* in that prior year. (Our calculations assume an average wage of $ 9.68, [***21**] reported by Wal-Mart - 9.68 x 35 hours per week x 52 weeks per year.) The ratio at other large companies averaged 431-1 in 2004, up from 21-1 in 1964. Shareholders are entitled to an explanation of why the ratio is so large at Wal-Mart and what steps, if any, are being taken to further reduce that ratio, especially because we believe that a company's success is driven not merely by the CEO, but rather by the entire executive team and the whole workforce. At DuPont the CEO's cash compensation is limited to twice that of the next highest officer.

WMT sold for $ 70+ in 12/99 (Scott was appointed CEO 1/2000); $ 61 in 3/04; $ 48 today when this resolution was submitted. Excessive compensation for excessive performance?

An example of why we believe that executive competition at Wal-Mart is out of control: Most of Wal-Mart's own lawsuit against its former Vice-Chairman for fraud against the Company by misappropriating (embezzling) Wal-Mart's money was dismissed because his $ 15,000,000 retirement package contained a clause forbidding Wal-Mart to sue him for prior events. (A criminal investigation continues.)

If you believe that the Company has adequate controls in place to prevent [***22**] unreasonable executive compensation, vote against this proposal. If you believe that executive compensation at Wal-Mart is in need of greater scrutiny, please support this proposal.

ATTACHMENT-4
WAL-MART [R]
LEGAL DEPARTMENT
CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street

Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

December 13, 2005

VIA FACSIMILE (210) 348-6745
and FEDERAL EXPRESS

Benedictine Sisters of Boerne, Texas
Sr. Susan Mika, OSB, Director of Corporate Responsibility
285 Oblate Drive
San Antonio, Texas 78216

Dear Sr. Mika:

On December 9, 2005, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") cause the Board's Compensation Committee to review the Company's senior executive compensation policies and make available specific reports. Under the Securities and Exchange Commission's Rule 14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2006 Proxy Statement.

The Company is unable to verify [*23] that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $ 2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

. a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

ATTACHMENT 5

Benedictine [*24] Sisters

285 Oblate Drive
San Antonio, Texas 78216
210-348-6704 phone
210-348-6745 fax

December 8, 2005

Jeffrey Gearhart
VP & General Counsel
Wal-Mart Stores, Inc.

702 SW 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart,

The Benedictine Sisters of Boerne, Texas have grave concerns about the disparity of income between our company's top executives and its lowest paid workers. Executive pay and compensation practices have resulted in the concentration of incredible wealth in the hands of a few. This growing disparity of wealth and privilege is leading to human misery and powerlessness for billions in our global economy. As religious shareholders, it is important to us that the companies that we invest in provide visible leadership on ethical issues, such as pay equity. We believe that it is in the best interest of our company, its shareholders and employees to be transparent and just. It is our experience that companies that manage social issues responsibly have the best long-term financial performance as well.

The Benedictine Sisters of Boerne, Texas are the beneficial owner of 500 shares of Wal-Mart Stores, Inc. common stock. A letter verifying ownership [*25] will be coming to you. We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting.

We submit the enclosed Compensation Disparity resolution with the Sisters of the Holy Names of Jesus and Mary, Washington Province for inclusion in the proxy statement for the annual meeting in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that you indicate in the proxy statement that the Sisters of the Holy Names of Jesus and Mary, Washington Province and the Benedictine Sisters of Boerne, Texas are the primary sponsors of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules.

For matters relating to this resolution, please contact our authorized representatives:
Sister Judy Byron, OP, 206-223-1138 and Sister Susan Mika, OSB, 210-348-6704.

Sincerely,

Sr. Susan Mika, OSB
Director of Corporate Responsibility

ATTACHMENT 6

Snjm

Sisters of the Holy Names of Jesus & Mary

Washington Province
2911 West Fort Wright Drive
Spokane, Washington 99224
509-328-7470
FAX: [*26] 509-328-9824

December 8, 2005

Jeffrey Gearhart
VP & General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart,

The Sisters of the Holy Names of Jesus and Mary, Washington Province have grave concerns about the disparity of income between our company's top executives and its lowest paid workers. Executive pay and compensation practices have resulted in the concentration of incredible wealth in the hands of a few. This growing disparity of wealth and privilege is leading to human misery and powerlessness for billions in our global economy. As religious shareholders, it is important to us that the companies that we invest in provide visible leadership on ethical issues, such as pay equity. We believe that it is in the best interest of our company, its shareholders and employees to be transparent and just. It is our experience that companies that manage social issues responsibly have the best long-term financial performance as well.

The Sisters of the Holy Names of Jesus and Mary, Washington Province is the beneficial owner of 2,350 shares of Wal-Mart Stores, Inc., common stock. A letter verifying ownership is enclosed. [*27] We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting.

We submit the enclosed Compensation Disparity resolution with the Benedictine Sisters of Boerne, Texas for inclusion in the proxy statement for the annual meeting in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that you indicate in the proxy statement that the Sisters of the Holy Names of Jesus and Mary, Washington Province and the Benedictine Sisters of Boerne, Texas are the primary sponsors of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules.

For matters relating to this resolution, please contact our authorized representatives:

Sister Judy Byron, OP, 206-223-1138 and Sister Susan Mika, OSB, 210-348-6704.

Sincerely,

Joseph P. Connellan
Treasurer

#4

Securities Exchange Act of 1934 -- Rule 14a-8(i)(10)

February 10, 2004

[*1] E.I. Du Pont de Nemours and Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 10, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E.I. Du Pont de Nemours and Company
Incoming letter dated December 30, 2003

The proposal requests that the board give consideration to preparing a report that shall review the compensation packages provided to senior executives including certain specified considerations enumerated in the proposal.

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Special Counsel

INQUIRY-1: DUPONT(R)

DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

December 30, 2003

VIA COURIER
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402-Room 4012

E.I. du Pont de Nemours and Company
Proxy Statement--2004 Annual Meeting

Ladies and [*2] Gentlemen:

On behalf of E.I. du Pont de Nemours and Company ("DuPont"), pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934, I enclose six copies of a legal opinion in support of DuPont's request for no action regarding the exclusion from its 2004 Annual Meeting Proxy Statement of a shareholder proposal ("Proposal") submitted by the International Brotherhood of DuPont Workers (IBDW). In my opinion, the Proposal properly may be omitted from DuPont's proxy statement for the reasons set forth in the enclosed legal opinion. The Proposal is attached as Exhibit A to each of the six copies of the opinion. We request that the Staff not recommend any enforcement action if the Proposal is so omitted.

By copy of this letter and the attached opinion, the proponent is being notified of DuPont's intention to omit the Proposal and supporting statement from its 2004 Annual Meeting Proxy Statement.

If you have any questions or require additional information, please contact me at 302-774-5303 or Louise Lancaster at 302-774-7379. Thank you for your consideration.

Very truly yours,

Mary E. Bowler
Corporate Counsel

ATTACHMENT 1
DUPONT(R)

DuPont Legal

December [*3] 30, 2003

E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

Re: 2004 Annual Meeting Proxy Statement--Shareholder Proposal

I submit this legal opinion in support of DuPont's position that it properly may omit from its 2004 Annual Meeting Proxy Statement the shareholder proposal ("Proposal") and supporting statement of the International Brotherhood of DuPont Workers ("IBDW"). The Proposal and supporting statement are attached as Exhibit A. The Proposal requests that:

> "The Board of Directors give consideration to preparing a report, to be made available to shareholders four months after the 2004 Annual meeting, that shall review the compensation packages provided to senior executives of the Company and address the following."

The Proposal goes on to identify five compensation-related topics to be addressed in the requested report.

In my opinion, DuPont properly may omit the Proposal from its 2004 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(10) of the Securities Exchange Act of 1934 because the Proposal has been substantially implemented and is moot.

Under Rule 14a-8(i)(10), a proposal may be omitted if the company has already [*4] substantially implemented the proposal." The Proposal requests that the DuPont Board *give consideration to* (emphasis added) the preparation and issuance of a report to shareholders reviewing the compensation packages provided to senior executives. All members of the Board were provided with a copy of the Proposal in early December 2003. At its December 2003 meeting, the full Board reviewed and discussed the Proposal and the issues raised therein by the IBDW.

The Board gave deliberate consideration to the Proposal, and decided not to issue the requested report at this time. In making its decision, the Board concluded that the requested report was unnecessary because SEC rules already require, and specify the content of, a Report on Executive Compensation from the Board's Compensation Committee to be included in the Company's Annual Meeting Proxy Statement. In reaching its conclusion, the Board also expressed the concern that an additional report would create confusion among shareholders because it is at once duplicative of matters already required to be addressed by the SEC rules and introduces new topics.

The Board has done exactly what the Proposal requests. It has reviewed the [*5] Proposal, and has given consideration to the preparation and issuance of the requested report. Thus, the Proposal has been fully implemented and is moot.

Recent SEC no action letters support the Company's position that the Proposal has been implemented and is therefore excludable. See, for example, E.I. du Pont de Nemours and Company (February 18, 2003) (granting no action relief under Rule 14a-8(i)(10) where the proponent requested the Board consider nominating a wage roll employee for election to the DuPont Board of Directors, and the Board, through its Corporate Governance Committee, considered the proponent's request); The Walt Disney Company (November 25, 1997) (granting no action relief on mootness grounds regarding a proposal that the Disney board "give consideration to nominating a union representative for election to the Board" where Disney had in place a procedure for shareholders to submit proposed nominees to a board committee); BankAmerica Corporation (February 10, 1997) (similar situation and result). Copies of the no action letters cited herein are attached at Exhibit B.

For the foregoing reasons, it is my opinion that DuPont properly may exclude the Proposal [*6] from the Company's 2004 Annual Meeting Proxy Statement.

Very truly yours,

Mary E. Bowler
Corporate Counsel

ATTACHMENT 2
I.B.D.W.
INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

www.dupontworkers.com

P.O.Box 16333
LOUISVILLE, KY 40256-0333

PLANT PHONE: (502) 569-3232
HOME: (812) 923-1334
FAX: (812) 923-1335
DIGITAL BEEPER: (502) 455-5930
CELL PHONE: (502) 553-4000

November 12, 2003

SENT BY OVERNIGHT MAIL

Louise B. Lancaster, Corporate Secretary
E.I. Dupont DeNemours & Co.
1007 Market Street
Wilmington, DE 19898

Re: Proxy Statement

Dear Ms. Lancaster:

The International Brotherhood of Dupont Workers (IBDW) is the owner of sixty (60) shares of Dupont Common Stock that it has owned for more than three years. The IBDW intends to continue ownership of these shares through the date of the upcoming stockholders' meeting in 2004.

I serve as the president of the IBDW.

Pursuant to 17 CFR Section 240.14a-8, I hereby request that the enclosed stockholder proposal of the IBDW, including the resolution and statement in support thereof, be included in the upcoming Dupont proxy statement.

I also request that if there are any legal or technical problems with this letter [*7] or the proposal, I be contacted in a timely manner so I will be able to make any necessary changes.

Most respectfully,

Carl Goodman, President

ATTACHMENT 3

The International Brotherhood of Dupont Workers, P.O. Box 16333, Louisville, Kentucky, owner of 60 shares of Dupont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof:

Resolved: That the stockholders of E.I. Dupont DeNemours & Company, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors give consideration to preparing a report, to be made available to shareholders four months after the 2004 Annual meeting, that shall review the compensation packages provided to senior executives of the Company and address the following.

1. Ways to link compensation more closely to the Company's financial performance.
2. Ways to link compensation to the Company's social corporate performance (e.g. incentives given for meeting or surpassing certain standards, such as those involving the impact of production on the environment).
3. Comparison of compensation packages for senior executives with that provided to the lowest paid Company employees in the [*8] U.S. and internationally.
4. Whether there should be a ceiling on compensation provided to senior executives so as to prevent the possibility of excessive compensation.
5. Whether compensation of senior executives should be adjusted in the event of the layoff of a substantial number of employees.

Stockholders' Statement

During the time Mr. Holliday has served as CEO, his total compensation has been made up of three elements - salary, cash bonus and stock options. His salary and bonus have ranged from $ 2.74 million in 2000 to $ 3.285 million for 2002. His stock options during that same time period have ranged from over 300,000 options in 2000 (valued by Dupont at $ 11.5 million to $ 23 million, depending on valuations) to 540,000 options in 2002 (valued by Dupont at $ 14.5 million to $ 29 million).

The justification for Mr. Holliday's compensation can be stated this way, although not necessarily by Dupont.

If it was a profitable year for the Company, then it was a result of the leadership provided by Mr. Holliday.

If it was not a profitable year for the Company, then this was a result of forces outside of Mr. Holliday's control (e.g. global recession, the price of oil) and [*9] only as a result of his leadership can we expect a return to profitability.

Yet for the past three years, the employees in the U.S. who actually produce the products that have made this Company so successful have received a yearly wage increase that has averaged less than 3%. And during this same time period, these employees have seen their health care costs skyrocket, with monthly premiums more than doubling. For retirees, the picture is even worse, with some retirees now paying more in health care costs than they receive from their pension.

It is time to rethink the criteria used for compensating our senior executives. This proposal will do just that, and would be applauded by the employees of Dupont as well as the general public. This would serve Dupont well, given its global stature and its increasing prominence in the market place.

If you AGREE, please mark your proxy FOR this resolution.

#5

Securities Exchange Act of 1934 - Rule 14a-8(i)(7), 14a-8(c)(7)

October 26, 1999

[*1] Johnson Controls, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson Controls, Inc.
Incoming letter dated September 7, 1999

The proposal recommends that the board take the necessary steps to ensure that, in its financial statements, Johnson Controls discloses "goodwill-net" and identifies the "true value" of shareholders' equity so long as goodwill is high relative to shareholders' equity.

In the past, the staff has granted no-action relief to registrants wishing to omit from their proxy materials shareholder proposals requesting additional disclosures in Commission-prescribed documents. In almost all such cases, the staff concurred in registrants' arguments that these proposals could be omitted in reliance upon rule 14a-8(i)(7)(or its predecessor, rule 14a-8(c)(7)). That provision permits the exclusion of proposals that deal with matters relating to a registrant's ordinary business operations.

We have reconsidered our position with respect to these proposals. Similar to our previous change in position regarding the excludability of proposals requesting preparation [*2] and dissemination of special reports to shareholders on specific aspects of a registrant's business (see Release 34-20091 (Aug. 16, 1983)), we have determined that proposals requesting additional disclosures in Commission-prescribed documents should not be omitted under the "ordinary business" exclusion solely because they relate to the preparation and content of documents filed with or submitted to the Commission. We now believe that our prior interpretation elevated form over substance. Beginning today, we therefore will consider whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business; where it does, we believe it may be excluded under rule 14a-8(i)(7).

Applying our revised analytical approach, we believe that there appears to be some basis for your view that Johnson Controls may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the presentation of financial statements in reports to shareholders). Accordingly, we will not recommend enforcement action to the Commission if Johnson Controls omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). [*3] In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Johnson Controls relies.

Sincerely,

Catherine T. Dixon
Chief Counsel

INQUIRY-1: JOHNSON

CONTROLS

5757 North Green Bay Avenue

Post Office Box 591

Milwaukee, WI 53201

Tel. 414/228 2211

Office FAX: 414/228 2077

Home FAX: 414/242 9403

Office Of Chief Counsel
Division of Corporation Finance
Securities and Exchange
Commission
450 Fifth Street, NW
Washington, DC 20549

September 7, 1999

Re: Shareholder Proposal Submitted to Johnson Controls, Inc. by Mr. Pearce Henry Shanks, Jr.

Ladies and Gentlemen:

We are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 ("Exchange Act"). Johnson Controls, Inc. ("Johnson Controls") has received a shareholder proposal ("Proposal") from Mr. Pearce Henry Shanks, Jr. for inclusion in the Johnson Controls' proxy materials for the 2000 Annual Meeting of Shareholders. Johnson Controls intends to exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3) under the Exchange Act. We respectfully request that the staff of the Division of Corporation Finance of the Securities and [*4] Exchange Commission ("Commission") confirm that it will not recommend any enforcement action against Johnson Controls based on the exclusion of the Proposal.

We are enclosing six copies of this letter and six copies of the Proposal as submitted by the proponent. Concurrently, we are forwarding a copy of this letter to the proponent as notice of Johnson Controls' intention to exclude the Proposal from the proxy materials.

I. The Proposal

The Proposal requests that the Board of Directors of Johnson Controls "take the necessary steps that JCI specifically identify the true value of the Shareholders' equity when the goodwill is (as it is now) nearly as high as the shareholders' equity. This new disclosure could be discontinued when the Goodwill is reduced to a realist[sic] number. . . say 10% of the shareholders' equity." As a supporting statement, Mr. Shanks states the following:

> As a supporting statement, we believe that JCI is exposing its shareholders to financial risk by continuing to let this (out-of-control) accounting practice go unnoticed. This practice may be completely legal but the impact of misleading or not fully disclosed information is not in the best interests [*5] of the shareholders.

II. Grounds for Omission

Rule 14a-8(i)(7) states that a shareholder proposal which "deals with a matter relating to the company's ordinary business operations" may be excluded by a company in its proxy materials. The Commission has expressed two central considerations underlying the ordinary business exclusion. *See* Release 34-40018 (May 21, 1998). The first underlying consideration expressed by the Commission is that certain tasks "are so fundamental to management's ability to run a company on a day-to-day basis that they could not be subject to shareholder oversight." The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing into complex matters upon which shareholders would not be in a position to make an informed judgment. Johnson Controls believes that the Proposal touches on both of the underlying concerns of the ordinary business rule and is thus excludable.

Two recent no-action letters issued by the Commission staff indicate that choice of accounting methods is considered to fall within the "ordinary business operations" exception. *See* The Travelers Group, Inc. (March 13, 1998, requesting [*6] the company's board of directors to adopt the proposed Financial Accounting Standards Board rules for accounting for derivatives); LTV Corporation (November 25, 1998, requesting a bylaw amendment to require annual disclosure in a separate note to the company's financial instruments of certain information relating to the company's audit firm). Furthermore, the Commission staff issued additional no-action letters dating from 1988 which clearly support Johnson Controls' position that the Proposal is excludable under Rule 14a-8(i)(7). General Electric Company (January 28, 1997); American Stores Company (April 7, 1992); Minnesota Mining and Manufacturing Co. (March 23, 1988); American Telephone & Telegraph Company (January 29, 1993) and Pacific Gas & Electric Co. (December 13, 1989).

Likewise, LTV Corporation excluded a proposal which called for an amendment to the company's by-laws which would have required a new disclosure in a separate note to the financial statements in the company's annual report. LTV cited seven no-action letters issued by the Commission staff dealing with proposals to disclose information not required to be disclosed by generally accepted accounting principles [*7] ("GAAP") nor applicable law between 1985 and 1997, including General Electric Company (January 28, 1997, proposal requesting the registrant to adopt "fair value" method of accounting for stock based compensation plans); American Telephone & Telegraph Company (January 29, 1993, requesting the registrant to include a separate income statement for subsidiary); and General Motors Corporation (March 10, 1989 requesting the registrant to implement a system in which profits are reported as adjusted for inflation.)

Johnson Controls believes that the Proposal falls squarely within the ordinary business operations exclusion since Johnson Controls' accounting for "goodwill" is fully in compliance with U.S. GAAP. There is nothing unusual or questionable about Johnson Controls' accounting practice nor the disclosures Johnson Controls makes in its annual report since the amount of "goodwill-net" is clearly disclosed. In addition, Johnson Controls' financial statements are audited by Pricewaterhouse Coopers, and that firm's opinion states that Johnson Controls' financial statements present fairly its financial position in conformity with GAAP. Finally, Johnson Controls' accounting policy for intangibles, [*8] including goodwill, is explained in the notes to the financial statements. Therefore, to state that Johnson Controls is providing "misleading" or "not fully disclosed" information to its shareholders is inaccurate. The Proposal is indistinguishable from those involved in the no-action letters cited above in that it requests a change in accounting policy that is neither required by GAAP nor disclosure standards established under applicable law. Therefore, Johnson Controls believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it relates to the conduct of the ordinary business operations of Johnson Controls.

Rule 14-8(i)(3) states that if a proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials, the proposal is excludable. The Proposal contains statements that are materially false and misleading. In addition, the Proposal is vague and it is unclear what action the proposal seeks on behalf of the Board of Directors of Johnson Controls.

In the supporting statement of the Proposal, Mr. Shanks refers to Johnson Controls' [*9] reporting of goodwill as an "out-of-control" accounting practice, and he characterizes Johnson Controls' reporting as "misleading or not fully disclosed information." As has already been discussed at length, the method Johnson Controls uses to disclose goodwill is in accord with GAAP and our auditors. Johnson Controls believes that inclusion of the Proposal in its proxy materials would mislead Johnson Controls' investors and would also violate Rule 14a-9.

III. Conclusion

Johnson Controls requests your confirmation that the staff of the Division of Corporation Finance will not recommend any action to the Commission if Johnson Controls omits the Proposal from its proxy materials for the 2000 Annual Meeting of shareholders.

If you disagree with the conclusions drawn in this letter, we would appreciate an opportunity to confer with you before issuance of your response. If you have any questions with respect to this letter, please contact me at (414) 228-2211.

Sincerely,

John P. Kennedy
Vice-President and Secretary
General Counsel
Johnson Controls, Inc.

ATTACHMENT

Stockholder proposal regarding disclosure of goodwill - net on future consolidated statements of financial [*10] position.

Resolved: that the shareholders recommend that the Board of Directors take the necessary steps that Johnson controls, Inc. specifically identify the true value of the Shareholders' equity when the goodwill is (as it is now) nearly as high as the shareholders' equity. This new disclosure could be discontinued when the Goodwill is reduced to a realist number ... say 10% of the shareholders' equity.

Reason: June 30, 1998 Goodwill-net $ 1,532.6 (Million)
June 30, 1998 Goodwill-net $ 2,086.2 (Million)

The above is an increase of 1.36 + %

Shareholders' equity: June 30, 1999 $ 2,210.4 (Million)
Simple math will show that the Assets have been inflated by nearly 95% of the Shareholders' equity.

If you agree, please mark your proxy FOR this proposal to show the net effect of Goodwill as it related to our true value as shareholders,

As a supporting statement, we believe that Johnson Controls is exposing its shareholders to financial risk by continuing to let this (out-of-control) accounting practice go unnoticed. This practice may be completely legal but the impact of misleading or not fully disclosed information is not in the best interests of the shareholders.

Sincerely,
[*11]
Pearce Henry Shanks, Jr.

7603 Valburn Drive
Austin, TX 78731-1151

512-345-5555

Owner of more that 75 Shares of JCI

July 24, 1999

2005 SEC No-Act. LEXIS 178

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

#6

February 4, 2005

[*1] Bank of America Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 7, 2005

The proposal requests that Bank of America issue a statement that provides information relating to the elimination of jobs within Bank of America and/or the relocation of U.S.-based jobs by Bank of America to foreign countries, as well as any planned job cuts or offshore relocation activities.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Rebekah J. Toton
Attorney-Advisor

INQUIRY-1: Bank of America(R)

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.2400
Fax 704.386.6453

January 7, 2005

BY HAND DELIVERY

Securities and [*2] Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the United Brotherhood of Carpenters and Joiners of America

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal (the "Proposal"), dated December 22, 2004, from the United Brotherhood of Carpenters and Joiners of America (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). The Proposal is attached hereto as **Exhibit A** . The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2005 Annual Meeting for the reasons set forth herein.

GENERAL

The 2005 Annual Meeting is scheduled to be held on or about April 27, 2005. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 28, 2005 and to commence mailing to its stockholders on or [*3] about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2005 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests the "Company prepare and issue a Job Loss and Dislocation Impact Statement ('Impact Statement') that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions." The requested disclosure is highly detailed and would be required to include the following:

> 1. "The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making [*4] process;
>
> 2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;
>
> 3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;
>
> 4. The impact on important corporate constituents including workers, communities, suppliers and customers; and
>
> 5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management."

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of [*5] the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See *Exchange Act Release No. 34-40018* (May 21, 1998) *("Adopting Release")*.

In evaluating proposals under Rule 14a-8, one must consider the subject matter of the proposal. Proposals that deal with matters so fundamental to management's ability to run a company on a day-to-day basis cannot, as a practical matter, be subject to direct shareholder oversight. *Id.* Additionally, one must consider the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail or methods for implementing [*6] complex policies. *Id.* As set forth below, the Proposal runs afoul of both of these considerations.

The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves approximately 33 million consumer relationships with more than 5,800 retail banking offices, more than 16,500 ATMs and online banking with more than 11 million active users. The Corporation serves clients in 150 countries and has relationships with 98 percent of the U.S. Fortune 500 companies and 85 percent of the Global Fortune 500. To service all of these relationships, the Corporation has approximately 175,700 associates, of which approximately 161,500 are based in the U.S. and approximately 14,200 are based in foreign countries.

In the context of the Corporation's global business operations, which include significant non-U.S. operations, a proposal regarding the movement of job locations domestically or abroad appears to be misplaced. Each day, the Corporation needs to assess [*7] its workforce needs across the globe to ensure that its clients are provided the highest level of service in the most efficient manner. The management of the Corporation's global workforce is clearly a matter of its ordinary business. Notwithstanding these facts, the Proposal attempts to allow stockholders to intervene in the day-to-day management of the Corporation's workforce. The Proposal seeks to usurp management's authority and permit stockholders to govern the ordinary business of the Corporation.

In *Morgan Stanley* (December 20, 2004), an ***identical proposal*** was submitted. While the proposal was ultimately excluded on procedural grounds (Rule 14a-8(f)), the Corporation believes that the Division correctly characterized the nature of the proposal. In *Morgan Stanley*, the Division stated that the "proposal relates to information regarding jobs."

The Proposal Infringes on Management's Ability to Run the Corporation on a Day-to-Day Basis.

In the *Adopting Release*, the Commission described certain tasks that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they cannot be subject to direct [*8] shareholder oversight. The Commission cited specific examples of such fundamental tasks, including the management of the workforce by hiring, promotion and termination of employees. Consistent with the *Adopting Release*, the Division has consistently found that proposals relating to employment decisions and employee relations dealt with ordinary business matters and, thus, were excludable under Rule 14a-8(i)(7). Furthermore, the responsibility for overseeing employee matters, such as decisions regarding hiring, termination, location, relocation, and staffing is a complex task with respect to which stockholders are not in a position to make an informed judgment. The complexity of these tasks is magnified by the significant global presence of the Corporation. The Proposal specifically requests an inordinate amount of detailed disclosure regarding the management of employees by the Company. In *International Business Machines Corporation* (February 3, 2004), a proposal requested the board to "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries." In *IBM*, the Division concurred that the proposal could be excluded [*9] because it related to the company's "ordinary business operations (i.e., employment decisions and employee relations)." In *Allstate Corporation* (February 19, 2002), a proposal was excludable that requested the company to cease all operations in Mississippi. In *Allstate*, the company argued that it was the nation's largest publicly held personal lines insurer with thousands of employees and that they were in the best position to determine whether to operate in a particular state. *See also*, *J.C. Penney Co., Inc.* (March 7, 1991) (a proposal was excludable that requested the company to maintain catalogue stores in locations where retail stores were to be closed, and, at the same time, permit employees who would otherwise lose their jobs to continue working at the catalogue store location); and *W.R. Grace & Co.* (February 29, 1996) (a proposal was excludable that requested the company to create a "high-performance" workplace based on policies of workplace democracy and meaningful worker participation and to prepare a report on implementation of the proposal). The Proposal, as was the case in the letters cited above, relates to the management of the workforce, such as hiring, [*10] promotion and termination of employees. Accordingly, as clearly stated by the Commission in the *Adopting Release*, the Proposal deals with matters of ordinary business.

The Proposal Micro-Manages By Requesting Intricate Detailed Disclosure.

The Division has found that proposals seeking detailed disclosure (whether in Exchange Act filings or special reports) may be excluded under Rule 14a-8(i)(7) (or its predecessor Rule 14a-8(c)(7)). *See Johnson Controls, Inc.* (October 26, 1999). Exemplified by many of the letters discussed above, the Division has permitted the exclusion of proposals that request highly detailed reports. In *Capital Cities/ABC, Inc.* (April 4, 1991), a proposal asking the company to disclose detailed equal employment opportunity data and describe affirmative action program was found excludable on appeal to the full Commission. In reversing the Division's original finding, the Commission reasoned that the proposal involved detailed information about the company's workforce and employment practices, and thus related to matters of ordinary business and could be excluded. *See also Wal-Mart Stores, Inc.* (April 10, 1991) (permitting exclusion of **[*11]** a proposal seeking a detailed report on racial and gender composition of the company's workforce, affirmative action program and other similar programs). In *Ford Motor Company* (March 24, 2004) and *General Motors Corporation* (April 7, 2004), proposals were excludable that requested a very detailed report entitled "Scientific Report on Global Warming/Cooling" that required detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating and cooling. In these examples, the Division agreed that the proponents were seeking to micro-manage companies by probing too deeply into matters of a complex nature upon which shareholders, as a group, were not in a position to make an informed judgment.

The Proposal seeks a very detailed level of disclosure, including:
. information relating to elimination of jobs within the Corporation for the last five years;
. information relating to the relocation of U.S.-based jobs by the Corporation to foreign countries over the past five years;
. information regarding any planned job cuts;
. information regarding any offshore relocation **[*12]** actions;
. the decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;
. the total number of jobs eliminated in the past five years;
. the types of jobs eliminated in the past five years;
. the total number of jobs relocated to foreign countries in the past five years;
. the types of jobs relocated to foreign countries;
. a discussion of alternative courses of action to job relocation that were considered;
. estimated or anticipated cost savings associated with job elimination and relocation over the past five years;
. the impact on communities;
. the impact on suppliers;
. the impact on customers; and
. the effect of job elimination and job relocation decisions on senior executive compensation.

For an entity of the Corporation's size, structure and global presence, this request covers a massive amount of informational data. The Proposal closely resembles the detailed requests included in the proposals that the Division found excludable in each of the foregoing letters. The Proposal seeks to probe deeply into the matters **[*13]** of a complex nature--global workforce management--upon which shareholders, as a group, are not in a position to make an informed judgment.

The Proposal's Excludability is Not Overridden by a Significant Policy Issue.

The Corporation recognizes that certain proposals could transcend day-to-day business matters and raise policy issues so significant that they could be appropriate for a stockholder vote. Although workforce management is significant to the Corporation, the Proposal does not raise any significant policy issues. As noted above, the Proposal is merely seeking additional information regarding jobs. *See Morgan Stanley* (discussed above). Although the Proposal mentions executive compensation, it is clear that it is not primarily an executive compensation proposal. The Proposal does not link job movement to executive compensation, as it is just one of the many areas for which disclosure is it sought. The mere mention of executive compensation should not change the true nature of the Proposal.

In addition, the Proposal can be distinguished from "outsourcing" of jobs proposals, which have on occasion been found to be includable. The Proposal seeks information **[*14]** regarding jobs and workforce data; it is not directed at globalization or job outsourcing policies generally. In *General Electric Company* (February 3, 2004) and *Sprint Corporation* (February 5, 2004), proposals requesting a report "evaluating the risk of damage to [the company's] brand name and reputation in the United States as a result of outsourcing and offshoring of work to other countries" were not excludable as ordinary business. In both *General Electric* and *Sprint* , the proponent cited specific outsourcing policies and publicity regarding each company and a concern for the proposed strategies. *See also AT&T Corp.* (March 1, 2004) (a proposal requesting a review of whether executive compensation policies were tied to, among other things, the export of jobs was not excludable). Unlike *General Electric, Sprint and AT&T,* the Proposal is not about outsourcing or a risk evaluation of globalization. The Proposal is clear--it is a request for information regarding jobs. The Proponent's request relates solely to gaining more detailed disclosure regarding the Corporation's workforce decisions. The Proposal relates to the day-to-day management of the Corporation's [*15] global workforce. The Proponent seeks to involve itself in the micro-management of the Corporation's business, not raising issues of significant policy.

Summary

The Proposal seeks to address the Corporation's workforce policies, which is part of the Corporation's ordinary business operations. Management is in the best position to determine what policies are prudent to service the Corporation's clients. Finally, management is in the best position to implement internal policies and procedures with regard to workforce decisions. The Proposal seeks to take this authority from management. Consistent with the foregoing discussion and prior statements by the Commission, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2005 Annual Meeting. Based on the Corporation's timetable for the 2005 Annual Meeting, a response from the Division by February 11, 2005 would be of great assistance.

If you have any questions or would like any additional [*16] information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter to our courier. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis/Jones
Associate General Counsel

EXHIBIT A

UNITED BROTHERHOOD of CARPENTERS AND JOINERS of AMERICA

101 Constitution Avenue, N.W.
Washington, D.C. 20001
Phone: (202) 546-6206
Fax: (202) 543-5724

Douglas J. McCarron
General President

December 22, 2004

[SENT VIA FACSIMILE 704-386-9330]

Rachel R. Cummings
Corporate Secretary
Bank of America Corporation
100 North Tryon Street
18th Floor
Charlotte, NC 28225

Dear Ms. Cummings:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bank of America Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of job loss and relocation at the Company. The Proposal is submitted [*17] under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 33,200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org . Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

Job Loss and Dislocation Impact Statement Proposal

Resolved: That the shareholders of [*18] Bank of America Corporation ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned, job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of fobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over, the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers [*19] and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Supporting Statement: We believe that in order to achieve long-term corporate success a company must address the interests of constituencies that contribute to the creation of long-term corporate value. These include shareowners, customers, senior management, employees, communities, and suppliers.

The Institute for Policy Studies/United for a Fair Economy recently issued a report "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," August 31, 2004. This report noted:

> Top executives at the 50 largest outsourcers of service jobs made an average of $ 10.4 million in 2003, 46 percent more than they as a group received the previous year and 28 percent more than the average large-company CEO. These 50 CEOs seem to be personally benefiting from a trend that has already cost hundreds of thousands of U.S. jobs and is projected to cost millions more over the [*20] next decade.

The Impact Statement seeks to elicit information about the process by which our Company has determined to either reduce or relocate jobs to foreign countries over the past five years. We seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions.

We believe shareowners would benefit by having information about how much a company hoped to save by reducing jobs, how much it actually saved, and how much senior management was rewarded for such savings. In this way shareowners could begin to judge for themselves whether the company is being managed well for the long term or seeking short-term gains. Shareowners could also judge whether directors are providing appropriate incentives to senior management.

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

#7

March 15, 1999

[*1] Wal-Mart Stores, Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 15, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated February 10, 1999

The proposal requests the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found [*2] it necessary to address the alternative bases for omission on which Wal-Mart relies.

Sincerely,

Theresa Regan
Attorney-Advisor

INQUIRY-1: PAUL M. NEUHAUSER

ATTORNEY AT LAW

3485 RICHARD CIRCLE, S.W.

IOWA CITY, IOWA 52240

OFFICE PHONE
319-335-9076
OFFICE FAX
319-335-9019
319-335-9098

HOME PHONE
319-338-6070

February 26, 1999

Securities & Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549

Att: Carolyn Sherman, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Exxon Corporation

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order, the Community of the Sisters of St. Dominic of Caldwell, New Jersey, the Congregation of the Holy Cross (Southern Province), the Congregation of the Sisters of Charity of the Incarnate Word, the Domestic and Foreign Missionary Society of the Protestant Episcopal Church, the Dominican Province of St. Albert the Great, the Immaculate Heart Missions, the Marianist Society (Province of St. Louis), the Marianist Society (New York Province), the Missionary Oblates of Mary Immaculate, the Presbyterian Church (USA), the Redemptionists (Denver Province), the Sinsinawa [*3] Dominicans, the Sisters of Charity of Cincinnati, the Sisters of the Holy Spirit and Mary Immaculate, the Sisters of St. Francis of Philadelphia, the Sisters of St. Joseph of Nazareth, the Society of Catholic Medical Missionaries, the Society of Mary (Province of St. Louis), and the Women's Division of the General Board of Missions of the United Methodist Church (which religious institutional investors are hereinafter referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Exxon Corporation (hereinafter referred to as "Exxon" or the "Company"), and who have jointly submitted a shareholder proposal to Exxon, to respond to the letter dated January 15, 1999, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponents' shareholder proposal may be excluded from the Company's 1999 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Exxon's [*4] 1999 proxy statement and that it is not excludable by virtue of either of the cited rules.

RULE 14a-8(i)(3)

1. Liabilities

Exxon has failed to assert that the Proponents have made a false statement or have omitted to state a material fact. If Exxon believes that there is no reasonable grounds to believe that it will incur liability, let it so state in its own Statement in Opposition (which will, of course, be subject to Rule 14a-9).

2.

We are at a loss to understand Exxon's objection. It is a member of the Global Climate Coalition, which takes ads in newspapers which deny the existence of global warming (climate change). In addition, at a meeting between Exxon representatives and various Church groups, held in New York on February 11, 1999, at which the undersigned was present, the Exxon representatives denied the existence of climate change. Similarly, in the Company's no-action letter request to the SEC one year ago (see Exxon Corporation (January 26, 1998)), the Company vehemently denied the existence of climate change. The CEO of Exxon, Mr. Lee R. Raymond gave a talk in Beijing in October, 1997, which was published by Exxon and appeared as the Company's Exhibit 3 to its no-action [*5] request of one year ago. Each double page contains a highlighted summary of major points printed in a special box. One of the highlighted summaries reads "Many people believe that global warming is a rock-solid certainty. But it is not." Elsewhere in the speech he asserts that "the case for so-called global warming is far from airtight". In Exxon's favorite pamphlet, "Global Climate Change: Everyone's Debate", Mr. Raymond states in his page one covering latter "Even if global warming were a proven threat - which it is not..." In contrast to Exxon's self-interested views, 168 nations signed the Kyoto treaty aimed at reducing greenhouse gases in order to slow global warming. We believe that it is wholly accurate to assert that Exxon engages in "efforts to undermine national and international responses" to the problem. The Company appears to be talking out of both sides of its mouth: on the one hand asserting that there is no evidence of climate change and on the other objecting if the Proponents point out what it has been saying.

Although the Company is quite correct in stating that the Senate is opposed to the Kyoto treaty as it now stands, that opposition arises not from a denial [*6] of the existence of global warming, but rather is based on the fact that not all nations would be required to address the problem of global warming. The Western nations, and especially the United States, would be required to reduce their greenhouse gas output, but no restrictions whatever are plated on "developing" nations, such as China, which can be expected to catch up with the United States in greenhouse gas output at some point during the coming century. The reason for the unanimous opposition is therefore not that global warming is not occurring, but rather that efforts to combat it are not spread equitably. Contrary to the implication of Exxon's argument, public and international policy is, indeed, based on the existence of global warming, and the Senatorial opposition to the treaty is no evidence that the Senate does not believe that there is, in fact, global warming. The manner by which the Global Climate Coalition is undermining public policy is not via its opposition to the treaty, but rather its denial of the existence of global warming in the first place.

3. Last paragraph

The last sentence of the Whereas clause states that the Proponents know of no scientific articles [*7] which have been peer reviewed which support the Company's position that there is no evidence of climate change. The Company offers four articles which purport to refute their assertion.

However, the first two deal not with the science of climate change, but rather with the economic consequences of cutting the use of fossil fuels. There are therefore irrelevant to Exxon's contention.

Exxon notes that it has quoted from the third article on page 10 of Exxon's booklet entitled "Global Climate Change: Everybody's Debate". That quotation is as follows:

> Delaying the implementation of emissions controls for 10 to 20 years will have little effect on the atmospheric concentrations of greenhouse gas emissions.

We fail to see how this supports the proposition that there is no evidence of global warming. It is merely a statement that the emission controls contemplated by that report would have little effect. It is neither a statement that more severe controls would have no effect nor a statement that humans are not causing climate change. The article, written incidently prior to the IPPC study, fails to support Exxon's position.

Finally, the fourth article referred to by Exxon is the IPCC [*8] report. That report does not support Exxon's position. It concludes that climate change is being caused by human activity. Although it concedes that there are some uncertainties, these uncertainties pertain to the <u>extent</u> of the human induced change, but not to its <u>existence.</u> For a fuller discussion of this matter, we refer the Staff to our letter dated January 23, 1998, sent to the Staff in opposition to last year's no-action letter request by Exxon. (The relevant portion of which is set forth as an appendix to this letter.)

4. General

The Proponents' shareholder proposal does not refer to public debate. It refers to efforts by the Company to undermine international responses to the problem of global warming as a predicate for the issuance by the Company of a report to shareholders on (i) the impact of global warming on the Company and (ii) whether Exxon can reduce carbon dioxide emissions. That is not the termination of debate. On the contrary, the requested report by Exxon would state Exxon's position, whatever that may be. There is no requirement that the requested report reflect the views of the Proponent. We fail to see how the statement of the Proponents position is [*9] a violation of Rule 14a-9.

In conclusion, we do not believe that any of the Proponents' statements violate Rule 14a-9. If, however, the Staff were to disagree with us, we would be willing to revise those statement, whether to rephrase them as matters of belief or otherwise.

RULE 14a-8(i)(10)

The burden of proof is on the registrant to establish the applicability of any of the exclusions, including (i)(10), set forth in Rule 14a-8(i). See Rule 14a-8(g).

Although the Company lists a large number of publications which it asserts makes some mention of global warming, with but one exception, it does not attempt to show how these publications have mooted the Proponents' shareholder proposal. Therefore, all but one of the publications are irrelevant to the Company's argument. The only relevant document which need be examined to see if it moots the proposal is therefore the pamphlet entitled "Global Climate Change: Everybody's Debate".

The shareholder proposal requests three things:

(i) a report on "the impact of global warming on [the] Company's policies and practices"; we do not find anything in the pamphlet which addresses this matter;

(ii) a report any possible liabilities arising out [*10] of global warming; we do not find anything in the pamphlet which addresses this matter;

(iii) a report on "what Exxon can do to reduce carbon dioxide emissions" from fossil fuels; we find almost nothing in the pamphlet which addresses this matter (the exceptions are on p. 10).

Thus, although the pamphlet discusses the general topic of global warming, it does almost nothing to respond to any of the specific matters raised by the Proponents. On the contrary, the pamphlet seems to be aimed primarily at the Kyoto treaty. It is therefore clear that the issuance of the pamphlet does not substantially implement the shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at 319-335-9076 with respect to any questions in connection with this matter or if the staff wishes any further information.

Verly truly yours,

Paul M. Neuhauser
Attorney at Law

APPENDIX

2. The Human Component in Climate Change

Although at times Exxon seems to argue that climate change is non-existent, at other times the Company seems to be arguing merely that climate [*11] change is not caused by human activity, but rather is a natural phenomenon. This is a question which has been more seriously debated than whether climate change exists at all. Nevertheless, there is no doubt that, despite the occasional dissenter, a consensus on this matter also exists. For example, two weeks ago the United States government announced that global temperatures reached a new high in 1997. On January 9, 1998, The New York Times quoted Thomas R. Karl, a senior scientist at the National Climate Data Center, as stating that "We believe this tendency for increased global temperatures is related to human activity." (See Exhibit B.) The article also notes that:

> Mainstream scientists say emissions of heat-trapping gases like carbon dioxide, which is produced by the burning of coal and oil, are responsible for at least part of the warming trend. The Government experts restated that judgement yesterday.

Similarly, an article on the same date in The Washington Post stated that data released by NOAA show not only that 1997 was the warmest year on record, but also that nine of the eleven warmest years have occurred during the past ten years. (See Exhibit C.) That article [*12] quotes Elbert W. Friday, Jr., NOAA's associate administrator for oceanic and atmospheric research, as stating that "For the first time, I feel confident saying there's a human component" in the rising temperatures.

This, of course, is also the consensus of 168 governments, 2,500 climate scientists and 2,000 economists.

The Company's principle attack on this consensus involves an attack on the IPCC report, allegedly made by Dr. Benjamin Santer of the Lawrence Livermore National Laboratory, relying on an alleged quotation from Dr. Santer which appeared in an article in Science. However, Attached as Exhibit E is a copy of a letter from Dr. Santer stating that he objects to the distortion of his position which debunkers of global warming have been engaged in. Specifically, he denies that he does not believe that human activity causes global warming. On the contrary, his open letter of June 10, 1997, states:

> ... I am not distancing myself from one of the primary conclusions of the Intergovernmental Panel on Climate Change (IPCC) -- that "the balance of evidence suggests a discernable human influence on global climate" (a statement for which I bear some responsibility). Indeed, [*13] it is my considered professional opinion that the scientific evidence that has emerged subsequent to the publication of the IPCC report in June 1996 reinforces and fully warrants the IPCC's "discernable human influence" conclusion. (Emphasis in original.)
>
> One sentence of mine that was reported... has been used by Western Fuels [in newspaper ads] to imply that climate change science is so uncertain that we don't have to worry about any potential impact of human activities on climate.
>
> This may be what Western Fuels believes (or wishes the pubic to believe), but it is not what I believe. . . The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate in the past century and will continue to influence the climate of the 21st century. (Emphasis in original.)

The best scientific information we have suggests that the human component of climate change is not trivially small, and that human activities are already producing a climate-change "signal" that can be discriminated from the background "noise" of natural climate variability. (Emphasis in original.)

It is perfectly true that, as Exxon contends, there [*14] exist uncertainties in connection with the human component of climate change. This point is made in the IPCC report. But those uncertainties pertain to the extent of the human induced change, not to its existence. This is explained in other parts of Dr. Santer's open letter. Following his comment (quoted above) which questions whether Western Fuels may be trying to mislead the public, Dr. Santer states:

> Uncertainties are a fundamental part of any branch of science. Although we will never have complete certainty about the exact size of the past, present and future human effect on climate, we do know -- beyond any reasonable doubt -- that the burning of fossil fuels has modified the chemical composition of the atmosphere. The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate of the past century and will continue to influence the climate of the 21st century.

Thus, the uncertainties which Exxon stresses have nothing to do with the fact of human influence on climate change, but rather with the magnitude of the human-induced changes in climate. The fact that there is an element of uncertainty [*15] does not indicate that everything about the matter is uncertain. By analogy, we can be uncertain about when the sun will die and our solar system will end without being uncertain about whether the sun will rise tomorrow. We suggest that the various snippets from the IPCC report which are set forth in the Company's Enclosure 4 be read in light of the distinction made by Dr. Santer between, on the one band, the lack of uncertainty concerning whether human activities affect climate change and, on the other hand, our inability to ascertain exactly the magnitude of such inevitable change. If read in that light, the significance of the snippets evaporates.

In this connection, we note that the Company's quote from its Enclosure 6 (the MIT paper) appears to rely primarily on the interpretation of Dr. Santer's remarks quoted in Science which Dr. Santer has himself repudiated. Furthermore, if one examines the MIT paper as a whole it contradicts Exxon's position. The paper does not contend that there is no proven effect on climate from human activity. Rather, the gist of the paper is that there will be an effect, but the magnitude of that effect is uncertain. (Exactly Dr. Santer's [*16] point.) For example, the raison d'etre for the paper is the fact that its authors have conceived a computer model to predict the possible range of climate change during the 21st century. The predictions of this model are set forth in the graph on page 3 of the paper. The computer simulation gives seven possible outcomes, dependent on a variety of variables related to how much greenhouse gases are emitted, uncertainties in the natural climate process etc. Most conspicuous is that all seven computer simulations result in increases in temperature. There is no doubt that the globe will warm. The only question is how large the increase will be. The paper concludes that even though there are a range of possible outcomes, the prudent course would be to initiate now some steps to limit greenhouse emissions.

Thus, the very materials which the Company relies on to establish its case (Dr. Santer and the MIT paper) do not support that case. Rather they both support the fact that human activity is contributing to climate change, although the exact amount of warming cannot be predicted with certainty.

The New York Times of December 12, 1997 quoted John Browne, the CEO of British Petroleum, [*17] as follows:

> In Mr. Browne's view, it is time for the business world to accept the realities of global warming, which he described as facts backed by "effective consensus among the world's leading scientists and serious and well-informed people".

We urge Exxon, as well as the Staff, to join that consensus of serious and well informed people.

INQUIRY-2: WAL*MART

WAL*MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8315
PHONE: 501-277-2345
FAX: 501-277-5991

February 10, 1999

VIA OVERNIGHT COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. -- Omission of Shareholder Proposal

Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "Company" or "Wal-Mart"), is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Commission of the Company's intention to exclude a shareholder proposal (the "Proposal") from its 1999 proxy materials for its Annual Meeting of Stockholders. The Proposal was submitted by the General Board of Pension and Health [*18] Benefits of the United Methodist Church and 21 other stockholders. A copy of the Proposal is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter are enclosed.

The Proposal provides as follows:

> "Resolved: The shareholders request that the Board of Directors prepare a report at reasonable expense describing Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. This report will be made available by November, 1999.

We believe the report should include a description of:

> 1. Current monitoring practices enforcing the company's Standards for Vendor Partners for its manufacturers and licensees.
>
> 2. Plans for independent monitoring programs in conjunction with local respected religious and human rights groups.
>
> 3. Policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage.
>
> 4. Incentives to encourage suppliers to comply with standards, rather than terminate contracts.
> [*19]
> 5. Plans to report to the public on supplier compliance reviews."

The Company believes it may exclude the Proposal from its 1999 proxy materials under Rule 14a-8(i) of the Exchange Act because (i) Wal-Mart has substantially implemented the Proposal; and (ii) the Proposal deals with matters relating to Wal-Mart's ordinary business operations.

Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a registrant to omit any shareholder proposal that has been substantially implemented. The Proposal requests the Board to prepare and make available a report addressing the Company's actions to ensure it does not purchase goods from suppliers who manufacture items using forced labor, convict labor or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. In 1992 Wal-Mart implemented it Standards for Vendor Partners, which every Wal-Mart Vendor *must* comply with as a condition of doing business with Wal-Mart. Wal-Mart has created a factory inspection and certification program to monitor compliance with its Standards for Vendor Partners. These Standards for Vendor Partners, as well as a description [*20] of our monitoring program, are publicly available on Wal-Mart's internet site. A copy of the Standards for Vendor Partners is attached as Exhibit B and a description of the monitoring program is attached as Exhibit C. In addition to availability on the internet, Wal-Mart routinely makes its Standards for Vendor Partners available for anyone requesting them. Accordingly, Wal-Mart has already substantially implemented the Proposal.

Wal-Mart's Standards for Vendor Partners requires its vendors to:

. comply with all applicable laws;

. fairly compensate employees at the higher of legally required minimum wages or the prevailing industry wages;

. maintain reasonable work hours;

. maintain employment on a voluntary basis;

. base employment on an individual's ability to do the job, not on the basis of personal characteristics or beliefs;

. maintain a safe, clean and healthy workplace environment; and

. demonstrate a commitment to the environment.

In addition to requiring its vendors to comply with the Standards for Vendor Partners, Wal-Mart requires that the Standards be posted in all factories producing goods for Wal-Mart. Wal-Mart's Standards for Vendor Partners have been [*21] translated into several languages (Mandarin, Portuguese. Spanish, Thai, Turkish, Arabic and French) in addition to English for posting in factories. The Company has also established a toll-free number that is posted with the Standards in the factories so that any suspected violations of its Standards for Vendor Partners may be easily reported.

In conjunction with the establishment of the Standards for Vendor Partners, the Company established a factory inspection and certification program. Each year Wal-Mart's agents conduct onsite visits to inspect *every* factory that produces goods for which Wal-Mart is the importer of record. In a typical year, Wal-Mart's agents inspect approximately 3,500 factories.

A factory is automatically denied certification and Wal-Mart will not buy goods produced in that factory if any of the following are discovered:

. inadequate fire safety equipment;

. locked or blocked fire escapes;

. illegal child labor;

. evidence of forced labor or prison labor; or

. evidence of transshipment of goods (labeling showing an incorrect country of origin).

Certification is also denied if a factory's overall total assessed score falls below a passing score [*22] established by the Company. Factories are encouraged to correct deficiencies identified by the inspectors. To encourage continual improvements in the overall working conditions of the factories, the Company has raised the passing score several times since it adopted the inspection and certification program.

If inspectors discover the problems listed above at a supplier's factory, the Company will not place any orders with the vendor for any goods manufactured in the country where the factory is located. If such problems are encountered in factories in more than one country, Wal-Mart will not do any business with the vendor responsible for supplying goods from those factories. As a result of Wal-Mart's inspection and certification program, over 100 factories around the world are currently barred from producing merchandise for Wal-Mart.

The omission of shareholder proposals similar to the Proposal has been allowed by the Staff of the Commission under old Rule 14a-8(c)(10) (which provided for the omission of a proposal if the proposal had been rendered moot as a result of being substantially implemented) in every case where the issuer had set in place policies and procedures relating [*23] to the conduct of suppliers. In no-action letters to Nordstrom, Inc. (avail. February 8, 1995), The Gap, Inc. (avail. March 8, 1996) and Sears, Roebuck & Co. (avail. February 23, 1998), shareholder proposals substantially similar to the Proposal were deemed moot based on the fact that each company (i) already had sourcing policies, procedures and/or guidelines which governed the operations of its suppliers. (ii) monitored its suppliers and conducted on-site visits, and (iii) in certain instances, required each supplier to comply with the company's wage and labor laws. Wal-Mart's policies, procedures and practices are clearly analogous to those in place in each of the no-action letters cited above.

Based on the foregoing, the Proposal has been "substantially implemented" and may, therefore, be properly omitted from the Company's 1999 proxy materials in accordance with Rule 14a-8(i)(10).

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) (previously Rule 14a-8(c)(7)) ". . . is basically the same **[*24]** as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and directions of shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Commission Release No. 34-19135, n. 47 (October 14, 1982), quoting the testimony of Commission Chairman Armstrong at the Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong. 1st Sess., 118 (1957). Section 141(a) of the Delaware General Corporation Law (the corporation law of the jurisdiction in which Wal-Mart is incorporated) reflects this policy by providing ". . . the business and affairs of every corporation organized under this subchapter shall be managed by or under the direction of a board of directors . . . ."

In May 1998, the Commission amended its rules on shareholder proposals (Exchange Act Release No. 40018, May 21, 1998) (the "Release"). In the Release, the Commission stated that in analyzing proposals under the ordinary business exclusion **[*25]** it would return to the standard it had previously articulated in its 1976 Release. *See* Exchange Act Release No. 12999 (November 22, 1976). The Release notes that the policy underlying the ordinary business exclusion rests on two central themes. The first policy consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second policy consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into mattes of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Staff of the Commission has consistently recognized that decisions concerning the selection of and relationships with vendors and suppliers are matters of ordinary business. For example, the Company received a proposal for inclusion in its 1991 proxy materials requesting **[*26]** a report on certain of the Company's employment policies and a description of the Company's efforts to publicize its policies to vendors and suppliers and to purchase goods and services from minority and female-owned businesses. The Staff allowed the omission of the proposal, noting that "the proposal involves a request for detailed information on the composition of the Company's work force, employment practices and policies, and also on the Company's practices and policies for selecting suppliers of goods and services." Wal-Mart Stores, Inc. (available April 10, 1991). See also, Dayton Hudson Corp. (available March 12, 1996) (addressing, in part, policies and programs favoring the purchase of goods and services from minority and/or female-owned suppliers); American Brands, Inc. (available December 28, 1995) (addressing, in part, the purchase of goods and services from specified suppliers); and Wal-Mart Stores, Inc. (available April 10, 1992) (addressing, in part, the practices and policies for selecting suppliers of goods and services). Consistent with the policy considerations underlying Rule 14a-8(i)(7), the Staff has recognized that the selection of and business dealings with vendors **[*27]** and suppliers are matters relating to the conduct of ordinary business operations.

The Company's selection and retention of its substantial number of vendor partners involves a number of fundamental considerations, including, but not limited to, quality of products and/or services, competitive pricing, distribution, location, working conditions, compliance with Wal-Mart's vendor standards and regulatory compliance. These considerations are an integral part of Wal-Mart's daily ordinary business operations, include all the matters identified in the Proposal and are not matters within the competence of shareholders or which should be subject to direct shareholder oversight. Accordingly, the Proposal may properly be omitted from the Company's 1999 proxy materials in accordance with Rule 14a-8(i)(10).

Conclusion

In conclusion, the Company requests that the Staff confirm at its earliest convenience that it will not recommend any enforcement action if the Proposal is excluded from the Company's 1999 proxy materials. By copy of this letter, the proponents of the Shareholder Proposal are being notified of the Company's intention to omit the Proposal from its proxy materials.

Please call [*28] me at (501) 277-2345 if you have any questions or need additional information or as soon as a response from the Staff is available.

Sincerely,

Allison D. Garrett
Assistant General Counsel
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716-8315

ATTACHMENT

REPORT ON STANDARDS FOR VENDOR PARTNERS -- WAL-MART STORES

Whereas: The public is increasingly concerned about the conditions under which the goods they purchase and the clothing they wear are produced.

As U.S. companies import more goods, consumer concern is growing about working conditions in facilities around the world that fall far below basic standards of fair and humane treatment. Reports indicate that some retail items sold in the United States were manufactured under unhealthy working conditions or using child labor. Our company faces the challenge of ensuring that its manufacturers, suppliers and subcontractors of its products are in compliance with Wal-Mart's Standards for Vendor Partners.

Our company purchases apparel products from countries like China where human rights abuses persist, unfair labor practices occur and low wages are paid. A *Washington Post* article (June 24, [*29] 1997) stated: "Among American companies that buy products from wholesalers or distributors who get goods from firms owned by the Chinese military and paramilitary police are some of the biggest names in retailing: Nordstrom, Macy's, Kmart, Wal-Mart and Montgomery Ward."

We believe a socially responsible company is expected to assure shareholders and consumers that workers are treated with respect and paid fairly in factories where the products they buy are produced or assembled. Currently, it is Wal-Mart's policy only to monitor compliance of its manufacturers, not the manufacturers' sub-contractors where abuses are more likely to occur.

We believe Wal-Mart should enforce company Standards by developing independent monitoring programs with local non-governmental groups. Adding little to production costs, a policy should also be established for providing a sustainable living wage for employees.

To be effective, company codes must be carefully monitored. The Gap has participated in an independent monitoring process in El Salvador with respected religious and human rights institutions for the past three years. Other companies like Liz Claiborne, Mattel and Nike have announced plans [*30] to develop independent monitoring programs in conjunction with local non-governmental organizations. Through independent monitoring there can be greater assurance that the company's Standards for Vendor Partners are applied, protecting the company from negative publicity associated with the discovery of sweatshop practices.

Resolved: The shareholders request that the Board of Directors prepare a report at reasonable expense describing Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. The report will be made available by November, 1999.

Supporting Statement

We believe the report should include a description of:
1. Current monitoring practices enforcing the company's Standards for Vendor Partners for its manufacturers and licensees.
2. Plans for independent monitoring programs in conjunction with local respected religious and human rights groups.
3. Policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage.
[*31] 4. Incentives to encourage suppliers to comply with standards, rather than terminate contracts.
5. Plans to report to the public on supplier compliance reviews.

8

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

February 10, 2000

[*1] General Electric Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 10, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 2, 1999

The proposal requests that General Electric discontinue an accounting technique, not use funds from the General Electric Pension Trust to determine executive compensation, and use the funds from the trust as intended and voted on by prior shareholders.

There appears to be some basis for your view that General Electric may exclude the proposal under rule 14a-8(i)(7). We note in particular that a portion of the proposal relates to ordinary business operations (i.e., choice of accounting methods). Accordingly, we will not recommend enforcement action to the Commission if General Electric omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jonathan Ingram
Attorney-Advisor

INQUIRY-1: GE

General Electric Company

3135 Easton Turnpike, Fairfield, CT 06431

203 373-2442 Fax: 203 373-3079

Dial Comm: 8 229-2442 Fax: 8* 229-3079*

E-Mail: eliza.fraser@law.ge.com

December 2, 1999

1934 [*2] Act, Section 14(a)
Rule 14a-8(j)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Omission of Share Owner Proposal by Mr. Kevin Mahar

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 ("Exchange Act"), that General Electric Company ("GE") intends to omit from its proxy statement for its 2000 Annual Meeting the following resolution and its supporting statement ("Proposal") which it received from Mr. Kevin Mahar:

> "RESOLVED: we request a vote of the share-owners that this accounting technique be discontinued and the funds from the General Electric Pension Trust not be used to determine executive compensation and further affirm that the funds of the General Electric Pension Trust be used only as intended and voted on by prior share-owners."

A copy of the Proposal is attached as Exhibit 1.

It is GE's opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(7) which states that a proposal may be omitted from a proxy statement if it "deals with a matter relating to the company's ordinary business operations". [*3]

The Proposal expressly relates to the accounting principle used by GE for reporting the financial effect of the Company's principal pension plans on operations. This effect was reported most recently in footnote 5 on pages 51-52 of the Company's Annual Report for 1998. On page 32 of that annual report, the Company's independent auditor expressed its opinion that this accounting was in conformity with generally accepted accounting principles, and that the financial statements present fairly, in all material respects, the financial position and results of operations of the Company. The relevant pages of the 1998 Annual Report are attached as Exhibit 2.

The Staff has consistently concurred that the choice of accounting principles "deals with a matter relating to the company's ordinary business operations" within the meaning of Rule 14a-8(i)(7). See Johnson Controls, Inc. (October 26, 1999), where the Staff concurred that the method which a company chose for accounting for good will involved a matter of ordinary business, notwithstanding the proponent's assertion that the method was misleading.

The Proposal also refers to the effect of reported earnings on executive compensation and [*4] stock options, and alludes vaguely to the use of funds in the General Electric Pension Trust. Even if the Proposal were deemed to also refer to a matter that did not relate to the Company's ordinary business, that fact would not be sufficient to prevent the Proposal from being excludible under rule 14a-8(i)(7). See, Kmart Corporation (March 12, 1999) where the Staff stated that "although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations", and therefore permitted the proposal to be excluded under rule 14a-8(i)(7).

GE therefore respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2000 proxy statement pursuant to Rule 14a-8(i)(7) because the proposal relates to the ordinary business operations of GE.

* * *

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Mahar is being notified that GE does not intend to include the proposal in its 2000 proxy statement.

If you have any questions, please feel free [*5] to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bemis Company, Inc.
Incoming letter dated December 28, 2006

The proposal requests that the board give consideration to preparing a report that shall review the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal.

We are unable to concur in your view that Bemis may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Bemis may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Derek B. Swanson
Attorney-Adviser

END